FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the Month of May, 2007
                          Commission File No. 000-24876


                                TELUS CORPORATION
                 (Translation of registrant's name into English)

                            21st Floor, 3777 Kingsway
                        Burnaby, British Columbia V5H 3Z7
                                     Canada
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F        [ ]               Form 40-F         |X|



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

                    Yes              [ ]               No                |X|

This Form 6-K consists of the following:


[TELUS GRAPHIC OMITTED]

May 2, 2007

TELUS Reports First Quarter Results
                    Strong operational execution continues


Vancouver, B.C. - TELUS Corporation (TSX: T and T.A / NYSE: TU) today reported its financial results for the first quarter of 2007, including a six per cent increase in revenues to $2.21 billion from a year ago due to continued strong wireless and data growth.

Reported earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings per share (EPS) were negatively impacted in the quarter by a previously announced non-recurring and non cash charge of $173.5 million associated with the introduction of a new cash settlement feature for employee share options granted prior to 2005. The benefits of the new feature include reducing share dilution and generating cash tax savings of up to $70 million over three years.

Adjusted for this charge, underlying EBITDA and EPS increased 8.7% and 50%, to $938 million and 90 cents, respectively, when compared to the same period a year ago. EBITDA as adjusted increased due to wireless growth and lower restructuring costs. EPS as adjusted increased due to higher EBITDA, lower depreciation and amortization, less financing costs and reduced income taxes. Free Cash Flow this quarter was lower due to higher capital expenditures and the receipt, in the first quarter of 2006, of a large income tax recovery.

During the first quarter TELUS successfully issued $1 billion of debt in five and 10 year maturities with an average coupon of 4.8%, the net proceeds of which were to be used for general corporate purposes including the redemption of TELUS' approximately $1.5 billion of 7.5% Notes maturing in June 2007. In addition, the company completed $201 million of share buy backs in the quarter, which brings to 42.9 million shares in total that have been repurchased for $2.0 billion since the first of three share repurchase programs began in December 2004.


              FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------
C$ in millions, except per share amounts          3 months ended
                                                     March 31
(unaudited)                                     2007          2006     % Change
-------------------------------------------------------------------------------
Operating revenues                            2,205.6       2,080.5      6.0
EBITDA(1)                                       764.3         862.7    (11.4)
      EBITDA (as adjusted)(2)                   937.8         862.7      8.7

Income before income taxes and
    non-controlling interest                    275.6         328.3    (16.1)
Net income                                      194.8         210.1     (7.3)
Earnings per share (EPS), basic                  0.58          0.60     (3.3)
      EPS (as adjusted)(3)                       0.90          0.60     50.0
Cash provided by operating activities           460.6         673.1    (31.6)
Capital expenditures                            381.9         320.5     19.2
Free cash flow (4)                              480.8         635.6    (24.4)

(1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring costs. See Section 11.1 of Management's discussion and analysis.

(2) Excludes a non-cash charge of $173.5 million to Operations expense in 2007 for introducing a net cash settlement feature for share option awards granted prior to 2005.

(3) Excludes approximately $0.32 after tax charge in 2007 for introducing a net cash settlement feature for share option awards granted prior to 2005.

(4)      See Section 11.2 of Management's discussion and analysis.


Darren Entwistle, president and CEO, said "the momentum from our winning strategy since its inception in 2000 has continued in 2007 and we have started the year strongly with good first quarter financial results underpinned by wireless revenue growth of 13% and underlying wireline data revenue growth of almost 11%. The focused execution of our national growth strategy is producing a superior asset mix for TELUS such that 46% of our consolidated revenue is generated by wireless and 19% from wireline data."

"The continued resilience of TELUS' traditional wireline business is also encouraging," Mr. Entwistle added. "Particularly important was the recent landmark federal government decision to set reasonable local forbearance rules that will allow TELUS to compete fairly. Accordingly we have made applications for deregulation in six cities that cover almost one million consumers in our incumbent territories."

Mr. Entwistle added, "TELUS in the quarter continued to build on its track record of investing and returning cash to investors for ongoing share value creation. This three pronged approach includes capital investments in our core businesses, on an annual basis successively higher dividends under our dividend growth model, and substantial normal course share repurchase programs that are followed through upon."

Robert McFarlane, executive vice president and CFO, noted "TELUS completed a very successful debt issuance in the quarter of $1 billion comprised of $300 million of 4.50% five year Notes and $700 million of 4.95% ten year Notes. By applying the proceeds of this issuance combined with a potential new commercial paper program to our forthcoming June repayment of our 7.5% Notes, we would generate approximately $33 million in reduced annualized financing costs."

Mr. McFarlane added, "The combination of our strong financial position and excellent operating performance record is translating to an earnings expansion, which provides a position of strength to observe the notable competitive developments in the Canadian telecom industry."




================================================================================
This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2007 guidance and share purchases), qualifications and risk factors referred to in the Management's discussion and analysis - May 1, 2007.
================================================================================


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



            OPERATING HIGHLIGHTS
TELUS wireless
Profitable subscriber growth continues

o Revenues increased by $118 million or 13% to $1.0 billion in the first quarter of 2007, when compared with the same period in 2006

o ARPU (average revenue per subscriber unit per month) improved by 2.9% to $62.03. The data component increased by 69% to $6.27, which more than offset the decline in voice ARPU

o EBITDA (as adjusted) increased by $68 million over the first quarter of 2006 representing 17% growth

o Cost of acquisition per gross addition of $438 increased slightly at 2% year over year.

o Net subscriber additions were 90,500, down slightly by 2%. Postpaid additions totaled 60,800 while prepaid loading was 29,700

o Blended monthly churn was stable at 1.35% compared to 1.33% a year ago, while postpaid churn remained low at 0.97%

o Cash flow (EBITDA less capital expenditures) based on EBITDA as adjusted increased $18 million or 5.4% to $353 million in the quarter due to higher EBITDA partially offset by increased capital expenditures, which included implementation of wireless number portability.

TELUS wireline
Strong data growth supports revenue growth

o Revenues increased slightly by $7 million or 0.6% to $1.21 billion in the first quarter of 2007, when compared with the same period in 2006 due to data growth, offsetting declines in local and long distance revenues

o Data revenues increased by $31 million or 8% due to strong high-speed Internet and enhanced data service growth. Excluding the impact of two retroactive mandated competitor price reductions the actual underlying growth rate was 10.8%

o Long-distance revenue declined $20 million or 10% due primarily to lower average per-minute rates partly offset by increased retail and wholesale minute volumes

o EBITDA (as adjusted) increased by $7 million or 1.5%, due to a modest increase in revenues and lower restructuring charges

o High-speed Internet net additions were 32,100, taking TELUS' high-speed base to 949,000, an 18% increase from a year ago. The total Internet subscriber base topped 1.13 million

o Network access lines declined by 22,000 in the quarter, with total NALs down 2.9% from a year ago reflecting continued residential line losses from ongoing competitive activity and wireless substitution partially mitigated by an increase in business access lines

o Cash flow (EBITDA less capital expenditures) based on EBITDA as adjusted declined 2% to $203 million, due to increased capital expenditures reflecting increased spending to support new enterprise customers in Central Canada as well as on broadband infrastructure.

TELUS applies for local phone service deregulation
TELUS has applied to the Canadian Radio-television and Telecommunications Commission (CRTC) for local phone service deregulation in five cities following the Federal Government's April 4, 2007 Order-In-Council that set new conditions for the deregulation of local phone markets - a process called forbearance in regulatory terminology.

The new rules, which came into effect on April 18, allow incumbent telecommunications carriers to apply to the CRTC for deregulation in any community where customers can choose between service providers, and where they meet specific Quality of Service measures for six months on average. The new rules state that local business services will be deregulated where there is a choice of at least two phone providers with their own network infrastructure. Deregulation for consumer services will occur where there is a choice of at least three service providers with their own network infrastructure, one of which can be a wireless provider.

TELUS' forbearance applications in mid-April cover almost one million customers in Victoria, Vancouver, Calgary, Edmonton and Rimouski who by the end of a 120 day processing period should for the first time enjoy the benefits of full competition in local phone service. TELUS intends to apply for forbearance in many more communities in the near future.


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


TELUS issues $1 billion in debt
In March, TELUS successfully issued five and 10 year Canadian dollar notes raising gross proceeds of $1.0 billion. TELUS sold $300 million of 4.50% Series CC notes due March 15, 2012, and $700 million of 4.95% Series CD notes due March 15, 2017. Net proceeds of the offering, combined with a possible issuance of commercial paper, and increased accounts receivable securitization proceeds, are expected to be used for the repayment of approximately $1.5 billion 7.50% (U.S. $1.17 billion) Notes maturing in June 2007.

TELUS closes enhanced $2 billion bank facility
In February, TELUS closed a new five year, $2 billion credit facility with a syndicate of 18 financial institutions. The new facility replaces $1.6 billion of existing facilities. Reflecting TELUS' strong financial position and favourable market conditions, the new facility brings TELUS reduced interest cost and an extended term. It may be used for general corporate purposes including the backstop of a commercial paper program.

TELUS continues share repurchases
During the first quarter, TELUS continued to purchase shares under its Normal Course Issuer Bid (NCIB). Repurchases totaled approximately 3.5 million shares for a total outlay of $201 million. Since commencement in December 2004, TELUS has repurchased a total of 42.9 million shares for $1.97 billion under three NCIB programs.

TELUS successfully implements wireless number portability
On March 14, as part of a nation-wide industry initiative, the Company successfully implemented wireless number portability (WNP), such that customer telephone numbers are now fully portable between competing carriers whether wireless-to-wireless, wireless-to-wireline and wireline-to-wireless.

TELUS awarded major proportion of Government of Canada wireless contract
In February 2007, following a competitive bid process the Federal Government awarded TELUS the largest proportion (over 60 per cent) of a contract for the provision of federal government wireless phones. This is expected to result in approximately 30,000 net wireless subscriber additions to TELUS over the coming 12 months. This enterprise contract win is associated with the March implementation of WNP in Canada as government employees will be able to retain and port their existing phone numbers.

Amp'd Mobile now available in Canada
Amp'd Mobile, a leading provider of next generation mobile entertainment service in the United States, officially launched service in Canada through an exclusive partnership with TELUS in March. This partnership offers Canadian mobile clients access to Amp'd Live, a unique user interface designed specifically for 3G technology where users can access personalized content, such as their favourite songs, video clips, images and games.

Powered by TELUS' wireless high speed EVDO service, Amp'd Mobile is focused on content and marketing targeted to the 18 to 35 year old demographic. TELUS supports sales and distribution, billing, client support and network operations.

TELUS invests $23 million to expand Quebec wireless network
TELUS announced that it is investing $23 million in 2007 to extend and enhance coverage of its 1X digital wireless network in Quebec. By this fall, almost 30 communities are expected to have access to TELUS' enhanced digital features and wireless business services for the first time.

Havre-Saint-Pierre in the Cote-Nord region; St-Ubalde in Mauricie; Matapedia, Ste-Irene, Val-Brillant et Sayabec in the Gaspe Peninsula; and Pont-Rouge in central Quebec have already been connected to the service and are enjoying assured call security, improved sound quality, extended battery life, and web-based features.

TELUS extends wireless high-speed services
TELUS expanded wireless high speed (EVDO) service to several communities in Atlantic Canada. This service is now available in Bathurst, Florenceville, Fredericton, Moncton, Saint John, Coldbrook, Kentville, Halifax, Truro, New Glasgow, Stellarton, Sydney, North Sydney, Wolfville, Charlottetown and St. John's.

With typical download speeds of approximately 400 to 700 kilobits per second, and maximum possible speeds of more than 2 megabits per second, TELUS wireless high speed service offers clients the speed they need for powerful mobile computing and exciting SPARK(TM) mobile entertainment applications like TELUS Mobile TV(TM), TELUS Mobile Radio(TM), and TELUS Mobile Music(R).

TELUS delivers Canada's first EVDO Rev A network card
TELUS introduced the Sierra Wireless AirCard 595 in the first quarter. The network card for portable PCs and laptops is the first in Canada to operate on TELUS' next generation wireless high speed Rev A network being deployed later this year. EVDO Rev A technology offers typical upload speeds of approximately 300 to 400 kilobits per second with a maximum possible upload speed of 1.8 megabits per second, and typical download speeds of approximately 450 to 800 kilobits per second with a maximum possible download speed of 3.1 megabits per second. TELUS plans to introduce EVDO Rev A service in selected markets across Canada later this year. The AirCard 595 offers forward compatibility with TELUS' EVDO Rev A network through a simple software upgrade.

Cool new phones
TELUS continued to expand its suite of cool wireless services with the introduction of six new handsets. TELUS and High Tech Computer Corporation (HTC) teamed up to offer TELUS customers two HTC smartphones - the HTC P4000 and HTC S720. The Windows Mobile-based handsets are compatible with the next generation TELUS EVDO Rev A wireless high-speed service to be introduced later this year. The P4000 is now available to clients while the HTC S720 is expected to be available in the second quarter.

The new Samsung u510 mobile entertainment device is also exclusive to TELUS in Canada, giving customers stylish access to a robust array of SPARK(TM) mobile entertainment, information, and messaging services.

Also in the quarter, TELUS was the first to offer Canadians the LG Chocolate Flip, a clamshell phone loaded with TELUS Mobile TV(TM), TELUS Mobile Music(R), TELUS Mobile Radio(TM), TELUS Navigator, My Email, downloadable video clips and games, Bluetooth capabilities, as well as a camera.

Finally, TELUS introduced the affordable, feature-rich Pantech PN-8200. The smartphone is a powerful business tool that looks like a traditional wireless flip phone.


TELUS brings banks and credit unions wireless banking toolkit

TELUS Mobile Customer Self Service supplies Canadian banks the technology to allow their customers to pay bills, check balances and transfer funds from their wireless phones and handsets. The technology is unique in Canada, utilizing existing messaging capabilities built into phones for secure transactions rather than requiring customers to download new software onto their wireless devices.

TELUS Mobile Customer Self Service allows banks to bring the service to all customers regardless of their wireless carrier, brand of cellphone, operating system, or wireless transmission standard. The service can be customized to bring bank and credit union customers features including alerts of questionable account activity, on-demand account information, and no-hold service allowing customers to enter a call centre queue via text message rather than waiting on hold.

TELUS part of team to implement e.health record system in British Columbia
TELUS is part of a consortium led by Sun Microsystems chosen by the Government of British Columbia to develop and implement the Provincial Laboratory Information Solution (PLIS) and the interoperable Electronic Health Record
(iEHR) system. Under the terms of the $148 million contract, the consortium will jointly create a system giving health care practitioners across the province access to any patient's information, test results and scans. By providing faster access to patient information, the system will reduce wait times for procedures and save healthcare costs by reducing re-testing. As part of the consortium, TELUS is leading managed operations services and is responsible for the hosting of patient laboratory data in its secure data centres.

TELUS Fleet Tracking Bundle
TELUS launched the TELUS Fleet Tracking Bundle, a package of Global Positioning System (GPS) services designed for small and medium businesses. Rather than purchasing components to track their fleet in real time separately, the bundle allows businesses to obtain TELUS wireless data services, Fleet Complete GPS software from Complete Innovations, a GPS modem and installation in one package. The service gives businesses the cost effective tools they need to optimize route scheduling, reduce fuel consumption, and enhance customer service.

Second annual Women's Leadership Forum
More than 2,000 women expanded their professional networks, broadened their knowledge base and honed their leadership skills at the two-day annual Women's Leadership Forum held in Calgary. Karen Radford, executive vice-president and president of TELUS Quebec and TELUS Partner Solutions, was the keynote speaker at this year's forum held in March. More than 20 speakers representing the most accomplished business women in Canada presented their business acumen and personal leadership smarts at the event where TELUS was a platinum sponsor.

Karen Radford named Woman of the Year by Canadian Women in Communications
Karen Radford, president of TELUS Quebec and Partner Solutions, was named Woman of the Year by Canadian Women in Communications (CWC) in February. Ms. Radford was among four women recognized for their leadership, support of the advancement of women and contribution to the Canadian communications industry at the CWC Awards Gala in February. She is the second TELUS executive to hold this prestigious title - Janet Yale was named Woman of the Year in 2001.

TELUS Skins Game Ontario bound
The TELUS Skins Game is set to return this year to Ontario for the first time since 2003. The annual event will be held at the new Raven Golf Club at Lora Bay June 17 to 19. This year's event will celebrate a world theme, with each player representing a different home country. TELUS has selected the Juvenile Diabetes Research Foundation as this year's TELUS Skins Game charity of choice.

TELUS Spell It gets home viewers involved in spelling bee
TELUS partnered with CanWest to invite viewers of the CanWest CanSpell National Spelling Bee held April 14 to get involved through text messaging. Viewers who sent text messages with the correct spelling of words showing on their TV screens were entered to win one of five, $4,000 Registered Education Savings Plan (RESP) contributions.

Dividend Declaration
The Board of Directors declared a quarterly dividend of thirty-seven and a half cents ($0.375) per share on outstanding Common and Non-Voting Shares payable on July 1, 2007 to shareholders of record on the close of business on June 8, 2007. This represents a 36% increase form the twenty-seven and a half cent quarterly dividend paid in 2006.





Media relations:                      Investor relations:

Allison Vale                          Robert Mitchell

(416) 629-6425                        (416) 279-3219

allison.vale@telus.com                ir@telus.com
----------------------                ------------



Certain products and services named in this release are trade-marks. The symbols
(TM) and (R) indicate those owned by TELUS Corporation or its subsidiaries. All other trade-marks are the property of their respective owners.

About TELUS
TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $8.8 billion of annual revenue and 10.8 million customer connections including 5.1 million wireless subscribers, 4.5 million wireline network access lines and 1.1 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol
(IP), voice, entertainment and video. Committed to being Canada's premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed more than $91 million to charitable and non-profit organizations and volunteered more than 1.7 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.


TELUS Corporation
interim consolidated statements of income                                                                           (unaudited)

                                                                                                      Three months
Periods ended March 31 (millions except per share amounts)                                   2007                      2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    (restated)
OPERATING REVENUES                                                                    $    2,205.6              $    2,080.5
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Operations                                                                              1,436.6                   1,201.1
   Restructuring costs                                                                         4.7                      16.7
   Depreciation                                                                              317.7                     339.2
   Amortization of intangible assets                                                          49.6                      63.9
---------------------------------------------------------------------------------------------------------------------------------
                                                                                           1,808.6                   1,620.9
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                             397.0                     459.6
   Other expense, net                                                                          3.8                       4.3
   Financing costs                                                                           117.6                     127.0
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST                                      275.6                     328.3
   Income taxes                                                                               79.3                     116.1
   Non-controlling interests                                                                   1.5                       2.1
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME                                      194.8                     210.1
OTHER COMPREHENSIVE INCOME
  Change in unrealized fair value of derivatives designated as cash flow hedges               27.9                       --
  Change in unrealized gains and losses on translating financial statements of
  self-sustaining foreign operations                                                           2.4                       0.7
---------------------------------------------------------------------------------------------------------------------------------
                                                                                              30.3                       0.7
---------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                                  $      225.1              $      210.8
=================================================================================================================================
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
     - Basic                                                                          $       0.58              $       0.60
     - Diluted                                                                        $       0.57              $       0.60
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE                              $       0.375             $       0.275
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
     - Basic                                                                                 337.1                     349.3
     - Diluted                                                                               340.5                     352.9


TELUS Corporation

interim consolidated balance sheets (unaudited)


As at (millions)                                                                        March 31, 2007           December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     (adjusted)
ASSETS
Current Assets
   Cash and temporary investments, net                                                $      534.0              $         --
   Short-term investments                                                                    110.7                     110.2
   Accounts receivable                                                                       959.3                     707.2
   Income and other taxes receivable                                                          94.2                      95.4
   Inventories                                                                               159.4                     196.4
   Prepaid expenses and other                                                                255.8                     195.3
   Derivative assets                                                                          62.6                      40.4
----------------------------------------------------------------------------------------------------------------------------------
                                                                                           2,176.0                   1,344.9
----------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net
   Property, plant, equipment and other                                                    7,195.7                   7,466.5
   Intangible assets subject to amortization                                                 832.1                     549.2
   Intangible assets with indefinite lives                                                 2,966.5                   2,966.4
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          10,994.3                  10,982.1
----------------------------------------------------------------------------------------------------------------------------------
Other Assets
   Deferred charges                                                                        1,022.0                     956.6
   Investments                                                                                41.5                      35.2
   Goodwill                                                                                3,169.6                   3,169.5
----------------------------------------------------------------------------------------------------------------------------------
                                                                                           4,233.1                   4,161.3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      $   17,403.4              $   16,488.3
==================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Cash and temporary investments, net                                                $         --              $       11.5
   Accounts payable and accrued liabilities                                                1,585.1                   1,363.6
   Income and other taxes payable                                                              8.9                      10.3
   Restructuring accounts payable and accrued liabilities                                     36.1                      53.1
   Advance billings and customer deposits                                                    609.7                     606.3
   Current maturities of long-term debt                                                    1,351.6                   1,433.5
   Current portion of derivative liabilities                                                 172.4                     165.8
   Current portion of future income taxes                                                    238.7                     250.9
----------------------------------------------------------------------------------------------------------------------------------
                                                                                           4,002.5                   3,895.0
----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                             4,312.5                   3,474.7
----------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities                                                                1,498.4                   1,257.3
----------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes                                                                          934.5                     909.6
----------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interests                                                                     25.1                      23.6
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                                                       6,630.4                   6,928.1
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      $   17,403.4              $   16,488.3
==================================================================================================================================


TELUS Corporation
interim consolidated statements of cash flows                                            (unaudited)

                                                                                                      Three months
Periods ended March 31 (millions)                                                            2007                      2006
----------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                                            $      194.8              $      210.1
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation and amortization                                                             367.3                     403.1
   Future income taxes                                                                        78.2                     113.1
   Share-based compensation                                                                  138.6                       8.4
   Net employee defined benefit plans expense                                                (24.0)                     (1.6)
   Employer contributions to employee defined benefit plans                                  (33.9)                    (30.5)
   Restructuring costs, net of cash payments                                                 (17.0)                    (15.6)
   Amortization of deferred gains on sale-leaseback of buildings, amortization
   of deferred charges and other, net                                                         (9.1)                     15.9
   Net change in non-cash working capital                                                   (234.3)                    (29.8)
----------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                        460.6                     673.1
----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                                                        (381.9)                   (320.5)
Proceeds from the sale of property and other assets                                             --                       7.4
Change in non-current materials and supplies, purchase of investments and other              (10.4)                     (3.0)
----------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                                           (392.3)                   (316.1)
----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued                                                     0.4                      33.2
Dividends to shareholders                                                                   (125.9)                    (95.9)
Purchase of Common Shares and Non-Voting Shares for cancellation                            (200.7)                   (231.6)
Long-term debt issued                                                                      1,097.8                     180.6
Redemptions and repayment of long-term debt                                                 (293.5)                   (253.0)
Other                                                                                         (0.9)                       --
----------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities                                                 477.2                    (366.7)
----------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary investments, net                                   545.5                      (9.7)
Cash and temporary investments, net, beginning of period                                     (11.5)                      8.6
----------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of period                                    $      534.0              $       (1.1)
==================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)                                                                       $      (23.6)             $      (13.1)
==================================================================================================================================
Interest received                                                                     $        1.9              $       22.5
==================================================================================================================================
Income taxes (inclusive of Investment Tax Credits received, net                       $        6.2              $       95.7
==================================================================================================================================


TELUS Corporation

segmented information                                                                                      (unaudited)

Three month periods ended
March 31                              Wireline                     Wireless               Eliminations              Consolidated
(millions)                     2007         2006         2007         2006        2007         2006         2007         2006
----------------------------------------------------------------------------------------------------------------------------------
Operating revenues
  External revenue         $1,205.6     $1,198.6     $1,000.0     $  881.9    $      --     $      -    $2,205.6     $2,080.5
  Intersegment revenue         25.1         23.5          6.3          5.9       (31.4)       (29.4)          --           --
----------------------------------------------------------------------------------------------------------------------------------
                            1,230.7      1,222.1      1,006.3        887.8       (31.4)       (29.4)     2,205.6      2,080.5
----------------------------------------------------------------------------------------------------------------------------------
Operating expenses
  Operations expense          905.4        740.4        562.6        490.1       (31.4)       (29.4)     1,436.6      1,201.1
  Restructuring costs           4.4         14.9          0.3          1.8          --            --         4.7         16.7
----------------------------------------------------------------------------------------------------------------------------------
                              909.8        755.3        562.9        491.9       (31.4)       (29.4)     1,441.3      1,217.8
----------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)                  $  320.9     $  466.8     $  443.4     $  395.9    $     --     $      --    $  764.3     $  862.7
==================================================================================================================================
CAPEX((2))                 $  270.7     $  259.0     $  111.2     $   61.5    $     --     $      --    $  381.9     $  320.5
==================================================================================================================================
EBITDA less CAPEX          $   50.2     $  207.8     $  332.2     $  334.4    $     --     $      --    $  382.4     $  542.2
==================================================================================================================================
Operating expenses
  (as adjusted)((3))
  Operations expense
  (as adjusted)((3))          752.3        740.4        542.2        490.1       (31.4)       (29.4)     1,263.1      1,201.1
  Restructuring costs           4.4         14.9          0.3          1.8          --            --         4.7         16.7
-------------------------- -----------  ------------ -----------------------  ------------ ---------------------------------------
                              756.7        755.3        542.5        491.9       (31.4)       (29.4)     1,267.8      1,217.8
-------------------------- -----------  ------------ -----------------------  ------------ ---------------------------------------
EBITDA (as adjusted)((3))  $  474.0     $  466.8     $  463.8     $  395.9    $     --     $      --    $  937.8     $  862.7
==================================================================================================================================
CAPEX((2))                 $  270.7     $  259.0     $  111.2     $   61.5    $     --     $      --    $  381.9     $  320.5
==================================================================================================================================
EBITDA (as adjusted)
less CAPEX                 $  203.3     $  207.8     $  352.6     $  334.4    $     --     $      --    $  555.9     $  542.2
==================================================================================================================================
                                                                             EBITDA (as adjusted)
                                                                             (from above)               $  937.8     $  862.7
                                                                             Incremental charge(3)         173.5           --
                                                                             -----------------------------------------------------
                                                                             EBITDA (from above)           764.3        862.7
                                                                             Depreciation                  317.7        339.2
                                                                             Amortization                   49.6         63.9
                                                                             -----------------------------------------------------
                                                                             Operating income              397.0        459.6
                                                                             Other expense, net              3.8          4.3
                                                                             Financing costs               117.6        127.0
                                                                             ----------------------------- -----------------------
                                                                             Income before income
                                                                             taxes and non-controlling
                                                                             interests                     275.6        328.3
                                                                             Income taxes                   79.3        116.1
                                                                             Non-controlling
                                                                             interests                       1.5          2.1
                                                                             -----------------------------------------------------
                                                                             Net income                 $  194.8     $  210.1
                                                                             =====================================================



(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
(2)  Total capital expenditures ("CAPEX").
(3) Substantially all of the Company's share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $173.5 and did not result in an immediate cash outflow. In respect of 2007 results provided to the Company's chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



FORWARD-LOOKING STATEMENTS
================================================================================
This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, assumptions (see below) and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Assumptions for 2007 guidance purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including 2007 real GDP (gross domestic product) growth of approximately 2.8% in Canada; increased wireline competition in both business and consumer markets, particularly from cable-TV and voice over Internet Protocol (VoIP) companies; forbearance for local retail wireline services in major urban incumbent markets by the second half of 2007; no further price cap mandated consumer price reductions; a wireless industry market penetration gain of 4.5 to five percentage points; restructuring expenses not to exceed $50 million; statutory tax rate of 33 to 34%; a discount rate of 5.0% and an expected long-term average return of 7.25% for pension accounting, unchanged from 2006; average shares outstanding of 330 to 335 million; and no prospective significant acquisitions or divestitures. Earnings per share (EPS), cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2006.

Factors that could cause actual results to differ materially include but are not limited to: competition; economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible spectrum asset purchases); financing and debt requirements (including share repurchases, debt redemptions and potential issuance of commercial paper); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including possible labour disruptions); technology (including reliance on systems and information technology); regulatory developments (including possible local price cap reductions, local forbearance, wireless number portability, the timing, rules, process and cost of future spectrum auctions, and possible changes to foreign ownership restrictions); process risks (including internal reorganizations, conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); and other risk factors discussed herein and listed from time to time in TELUS' public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (at www.sedar.com) and filings in the United States including Form 40-F (on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and risk management of TELUS' 2006 Management's discussion and analysis, as well as updates reported in
Section 10 of this document.
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 1, 2007

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month periods ended March 31, 2007 and 2006, and should be read together with TELUS' Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.

TELUS' Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 19 to the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The Consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants and are used to manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11:
Reconciliation of non-GAAP measures and definition of key operating indicators.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


  MANAGEMENT'S DISCUSSION AND ANALYSIS CONTENTS

  --------------------------------------- --------------------------------------

  SECTION                                 DESCRIPTION
  --------------------------------------- --------------------------------------
  1.  Introduction and performance        A summary of TELUS' consolidated
      summary                             results for the first quarter of
                                          2007
  --------------------------------------- --------------------------------------
  2.  Core business, vision and strategy  Examples of TELUS' activities in support of its six strategic
                                          imperatives
  --------------------------------------- --------------------------------------
  3.  Key performance drivers             TELUS' 2007 priorities

  --------------------------------------- --------------------------------------
  4.  Capability to deliver results       An update on TELUS' capability
                                          to deliver results
  --------------------------------------- --------------------------------------
  5.  Results from operations             A detailed discussion of operating
                                          results for the first quarter of
                                          2007
  --------------------------------------- --------------------------------------
  6.  Financial condition                 A discussion of changes in the
                                          balance sheet for the three-months
                                          ended March 31, 2007
  --------------------------------------- --------------------------------------
  7.  Liquidity and capital resources     A discussion of cash flow, liquidity,
                                          credit facilities and other
                                          disclosures
  --------------------------------------- --------------------------------------
  8.  Critical accounting estimates       A description of accounting
      and accounting policy               estimates and changes to
      developments                        accounting policies
  --------------------------------------- --------------------------------------
  9.  Annual guidance for 2007            TELUS' confirmed annual guidance
                                          for 2007
  --------------------------------------- --------------------------------------
  10. Risks and risk management           An update of risks and uncertainties
                                          facing TELUS and how it manages these
                                          risks
  --------------------------------------- --------------------------------------
  11. Reconciliation of non-GAAP          A description, calculation and
      measures and definition             reconciliation of certain measures
      of key operating indicators         used by management
  --------------------------------------- --------------------------------------

1.     INTRODUCTION AND PERFORMANCE SUMMARY

1.1  MATERIALITY FOR DISCLOSURES

Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


1.2 CONSOLIDATED HIGHLIGHTS

   ------------------------------------------------------------------------------------------------------------
   ($ millions, except shares, per share                                  QUARTERS ENDED MARCH 31
    amounts, subscribers and ratios)                               2007             2006          Change
   --------------------------------------------------------------------------- --------------- ----------------
   Consolidated statements of income
   --------------------------------------------------------------------------- --------------- ----------------
   Operating revenues                                           2,205.6          2,080.5            6.0%

   Operating income                                               397.0            459.6          (13.6)%
   Net-cash settlement feature expense                            173.5               --              --
   Operating income (as adjusted)                                 570.5            459.6           24.1%

   Income before income taxes                                     275.6            328.3          (16.1)%
   Net-cash settlement feature expense                            173.5               --              --
   Income before income taxes (as adjusted)                       449.1            328.3           36.8%

   Net income                                                     194.8            210.1           (7.3)%
   Net-cash settlement feature expense, after tax                 107.7               --              --
   Net income (as adjusted)                                       302.5            210.1           44.0%

   Earnings per share, basic ($)                                   0.58             0.60           (3.3)%
   Net-cash settlement feature per share                           0.32               --              --
   Earnings per share, basic (as adjusted) ((1)) ($)               0.90             0.60           50.0%

   Earnings per share, diluted ($)                                 0.57             0.60           (5.0)%

   Cash dividends declared per share ($)                           0.375           0.275           36.4%

   --------------------------------------------------------------------------- --------------- ----------------
   Consolidated statements of cash flows
   --------------------------------------------------------------------------- --------------- ----------------

   Cash provided by operating activities                          460.6            673.1          (31.6)%
   Cash used by investing activities                              392.3            316.1           24.1 %
        Capital expenditures                                      381.9            320.5           19.2 %
   Cash provided (used) by financing activities                   477.2           (366.7)           n.m.

   --------------------------------------------------------------------------- --------------- ----------------
   Subscribers and other measures
   --------------------------------------------------------------------------- --------------- ----------------

   Subscriber connections ((2)) (thousands) at Mar. 31           10,800           10,306             4.8%

   EBITDA ((3))                                                   764.3            862.7           (11.4)%
   Net-cash settlement feature expense                            173.5               --               --
   EBITDA (as adjusted) ((3))                                     937.8            862.7             8.7%

   Free cash flow ((4))                                           480.8            635.6           (24.4)%

   --------------------------------------------------------------------------- --------------- ----------------
   Debt and payout ratios
   --------------------------------------------------------------------------- --------------- ----------------

   Net debt to total capitalization ratio (%) ((5))                47.6             47.3             0.3
   Net debt to EBITDA - excluding restructuring ((5))               1.7              1.8            (0.1)
   Dividend payout ratio (%) ((6))                                   46               59          (13)pts

   ------------------------------------------------------------------------------------------------------------
 n.m. - not meaningful; pts - percentage point(s)
(1)  An after-tax charge of approximately $0.32 per share was recorded in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Earnings per share - basic (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 basic earnings per share targets and revised guidance.
(2)  The sum of wireless subscribers, network access lines and Internet subscribers measured at the end of the respective periods.
(3)  EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance. (
(4)  Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.
(5)  See Section 11.4 Definition of liquidity and capital resource measures.
(6)  The current annualized rate of dividend declared per share divided by basic earnings per share for the 12-month trailing period.
---------------------------------------------------------------------------------------------------------------

As previously communicated, the Company expected to record a non-cash charge of $150 to $200 million in Operations expense (30 to 40 cents per share on an after-tax basis) for introducing a net-cash settlement feature for share option awards granted prior to 2005. In the first quarter of 2007, $173.5 million in respect of this charge was recorded in Operations expense ($107.7 million after-tax impact in Net income or approximately 32 cents per share), representing a large portion of the estimated charge for the full year.

Highlights for the first quarter of 2007, as discussed in Section 5: Results from operations, include the following:

o Subscriber connections increased by 494,000 during the 12-month period ended March 31, 2007. The number of wireless subscribers grew by 11.5% to
     5.14 million, the number of Internet subscribers grew by 9.8% to 1.13 million and the number of network access lines decreased by 2.9% to 4.53 million.
o Operating revenues increased by $125.1 million when compared to the same period in 2006 due primarily to growth in wireless revenues and wireline data revenues.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


o Operating income decreased by $62.6 million, when compared with the same period in 2006, primarily due to the non-cash charge of $173.5 million described above. Operating income adjusted to exclude this charge increased by $110.9 million due primarily to improved wireless revenues and EBITDA (as adjusted).
o Net income decreased by $15.3 million and EPS decreased by two cents, when compared to the same period in 2006. However, after removing the charge for the net-cash settlement feature, Net income (as adjusted) and EPS -basic (as adjusted) increased by $92.4 million or approximately 30 cents per share, respectively.
o The average number of shares outstanding in the first quarter of 2007 was approximately 3.5% lower than in the same period in 2006 due to share repurchase programs, contributing favourably to earnings per share in 2007.

Highlights for the first quarter of 2007 as discussed in Section 7: Liquidity and capital resources include the following:

o Cash provided by operating activities decreased by $212.5 million when compared to the same period in 2006 mainly due to a $350 million reduction in the balance of securitized receivables during the first quarter of 2007, as compared to a $100 million reduction in the same period in 2006.
o Cash used by investing activities increased by $76.2 million when compared to the same period in 2006 due primarily to increased capital expenditures for up-front capital investment to support new enterprise customers as well as increased expenditures for wireless capacity and coverage and enablement of wireless number portability.
o Cash provided by financing activities in the first quarter of 2007 resulted primarily from a $1 billion debt issue with two different maturities, net of dividend payments, repurchases of shares, and repayment of amounts drawn on the Company's bank facility.
o Free cash flow decreased by $154.8 million when compared to the same period in 2006 mainly because of the receipt in the first quarter of 2006 of income tax recoveries and related interest and higher capital expenditures in 2007.
o Net debt to total capitalization at March 31, 2007 continued to be in the target range of 45 to 50%.
o    Net debt to EBITDA continued to be in the target range of 1.5 to 2.0 times.
o The dividend payout ratio, measured as the annualized dividend declared in the first quarter divided by earnings per share for the 12-month trailing period, was within guideline of 45 to 55% of sustainable net earnings.

2.     CORE BUSINESS, VISION AND STRATEGY

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 Management's discussion and analysis, as well as updates reported in Section 10 of this document.

TELUS' core business, vision and strategy were detailed in its 2006 Management's discussion and analysis. Activities that supported the Company's six strategic imperatives during 2007 include the following:

BUILDING NATIONAL CAPABILITIES ACROSS DATA, IP, VOICE AND WIRELESS

On March 14, 2007 as part of a nation-wide initiative, the Company successfully implemented the first phase of wireless telephone number portability (WNP), such that local telephone numbers are portable: wireless-to-wireless, wireless-to-wireline and wireline-to-wireless. The Company does not believe that there was a significant effect on wireless churn rates over the two week period that WNP was available.

FOCUSING RELENTLESSLY ON THE GROWTH MARKETS OF DATA, IP AND WIRELESS

In February 2007, the Federal Government, after a competitive bid process, awarded approximately 60 per cent of its wireless business to TELUS. This minimum two-year contract is expected to result in approximately 30,000 net additions to TELUS over the next 12 months. A significant factor in this enterprise contract win was the March implementation of WNP in Canada as government employees will be able to retain and port their existing phone numbers.

PARTNERING, ACQUIRING AND DIVESTING TO ACCELERATE THE IMPLEMENTATION OF TELUS' STRATEGY AND FOCUS TELUS' RESOURCES ON CORE BUSINESS

In March 2007, Amp'd Mobile launched its interactive and customized mobile entertainment, information and messaging services that targets the high value young adult (ages 18 to 35) market segment in Canada and operates on TELUS' wireless higher-speed EVDO (evolution data optimized) network. Amp'd Mobile is responsible for bringing entertainment content to TELUS' subscribers as well as providing optimized handsets with fast download speeds. TELUS manages sales and distribution, billing, client care, network operations and pricing. TELUS also has exclusive rights in Canada to Amp'd trademarks, premium data services, handsets and content delivery platforms.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


3.     KEY PERFORMANCE DRIVERS

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 Management's discussion and analysis and updates reported in Section 10 of this document.


--------------------------------------------------------------------------------
             2007 CORPORATE PRIORITIES ACROSS WIRELINE AND WIRELESS
--------------------------------------------------------------------------------

ADVANCING TELUS' LEADERSHIP POSITION IN THE CONSUMER MARKET
o Combining TELUS' suite of data applications with deregulated heritage services
o Attaining best-in-class customer loyalty and growth through unparalleled customer experiences
o Achieving customer addition targets by expanding distribution channels and addressing key market segments with new service offerings.

ADVANCING TELUS' LEADERSHIP POSITION IN THE BUSINESS MARKET
o Progressing further in key industry verticals with specific applications that provide non-price-based differentiation
o Leveraging wireless number portability to expand TELUS' business market share in Central Canada
o Focusing on small business customer loyalty and growth with innovative solutions.

ADVANCING TELUS' LEADERSHIP POSITION IN THE WHOLESALE MARKET
o Growing in domestic and international markets through recognition that TELUS is Canada's IP leader
o Achieving excellence in customer service to support local forbearance in key incumbent markets
o Expanding the Company's markets, channels and products by focusing on strategic relationships with TELUS' partners.

DRIVING TELUS' TECHNOLOGY EVOLUTION AND IMPROVEMENTS IN PRODUCTIVITY AND SERVICE EXCELLENCE
o Implementing technology roadmaps for Future Friendly Home and wireless service offerings that simplify TELUS' product portfolio and improve service development and execution
o Rolling out consolidated customer care systems to replace multiple legacy systems in Alberta and B.C.
o   Accelerating customer service delivery dates.

STRENGTHENING THE SPIRIT OF THE TELUS TEAM AND BRAND, AND DEVELOPING THE BEST TALENT IN THE GLOBAL COMMUNICATIONS INDUSTRY
o Growing TELUS' business ownership culture with a team philosophy of our business, our customers, our team, my responsibility thereby attracting, developing and retaining great talent
o Leading the way in corporate social responsibility as TELUS strives to be Canada's premier corporate citizen.
--------------------------------------------------------------------------------

4.     CAPABILITY TO DELIVER RESULTS

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis.

4.1  PRINCIPAL MARKETS ADDRESSED AND COMPETITORS

The principal markets addressed and competitors have not changed significantly from those described in TELUS' annual 2006 Management's discussion and analysis.

4.2  OPERATIONAL CAPABILITIES

      Regulation

On April 4, 2007, the Federal Government issued an Order-in-Council that varied the conditions for forbearance from regulation of local services. The Company has filed forbearance applications for Victoria, Vancouver, Calgary, Edmonton and Rimouski, and expects to do so for other communities in the near future. In addition, the Company had previously received a forbearance decision for Ft. McMurray that was contingent on meeting competitor quality of service measures. For further discussion, see Section 10.1 Regulatory.

      Development of a new billing system in the wireline segment

In late-March 2007, the Company converted more than one million wireline customers in Alberta to a new billing and client care system. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. See Section 10.3 Process risks.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



4.3    LIQUIDITY AND CAPITAL RESOURCES

       Capital structure financial policies (Note 3 of the interim Consolidated financial statements)

The Company monitors capital on a number of bases, including: net debt to total capitalization; net debt to EBITDA - excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion and specific guidelines, see Section 7.4 Liquidity and capital resource measures. The TELUS' 2007 financing plan was described in Section 9.3 of its 2006 Management's discussion and analysis. Progress against the financing plan is outlined below.

  ------------------------------------------------------------------------------

   TELUS' 2007 FINANCING PLAN AND RESULTS
  ------------------------------------------------------------------------------

  o REPURCHASE TELUS COMMON SHARES AND TELUS NON-VOTING SHARES UNDER THE NORMAL COURSE ISSUER BID (NCIB)

       During the first quarter of 2007, approximately 2.0 million Common Shares and 1.5 million Non-Voting Shares were repurchased for cancellation for a total outlay of approximately $201 million. From December 20, 2004 to March 31, 2007, TELUS has repurchased approximately 18.4 million Common Shares and 24.5 million Non-Voting Shares for $1.97 billion under three NCIB programs.

  o    PAY DIVIDENDS

       The dividend declared in the first quarter of 2007, payable on April 1, was 37.5 cents per share, an increase of 36.4% from the dividend declared in the first quarter of 2006.

  o USE PROCEEDS FROM SECURITIZED RECEIVABLES AND BANK FACILITIES, AS NEEDED, TO SUPPLEMENT FREE CASH FLOW AND MEET OTHER CASH REQUIREMENTS

       The balance of securitized accounts receivable was reduced by $350 million to $150 million at March 31, 2007 from $500 million at December 31, 2006.

       No amounts were outstanding under the five-year credit facility and other bank facilities at March 31, 2007 as compared to approximately $121 million from December 31, 2006.

  o    MAINTAIN A MINIMUM $1 BILLION IN UNUTILIZED LIQUIDITY

       TELUS had approximately $2 billion of available liquidity from unutilized credit facilities as well as $534 million Cash and temporary investments at March 31, 2007. On March 2, 2007, the Company closed a new five-year $2 billion credit facility that has a May 2012 maturity date. The new facility replaced $1.6 billion of credit facilities, of which $800 million would have expired in 2008 and $800 million would have expired in 2010. The new facility may be used for general corporate purposes including the backstop of a potential commercial paper program.

  o    MAINTAIN POSITION OF FULLY HEDGING FOREIGN EXCHANGE EXPOSURE FOR
       INDEBTEDNESS

       Maintained.

  o GIVE CONSIDERATION TO REFINANCING ALL OR A PORTION OF U.S. DOLLAR NOTES IN ADVANCE OF ITS JUNE 1, 2007 SCHEDULED MATURITY

       In March 2007, the Company publicly issued $300 million 4.50%, Series CC, 2012 Canadian dollar Notes and $700 million 4.95%, Series CD, 2017 Canadian dollar Notes. Proceeds from these debt issues, combined with a potential issue of commercial paper and a possible increase in securitized accounts receivable, are expected to be used for general corporate purposes, including repayment of U.S. $1,166.5 million 7.50% Notes due on June 1 (approximately $1,500 million).

  o PRESERVE ACCESS TO THE CAPITAL MARKETS AT A REASONABLE COST BY MAINTAINING INVESTMENT GRADE CREDIT RATINGS AND TARGETING IMPROVED CREDIT RATINGS IN THE RANGE OF BBB+ TO A-, OR THE EQUIVALENT, IN THE FUTURE

       At May 1, 2007, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. On February 26, 2007, Moody's Investors Services upgraded its rating for TELUS by one level to Baa1 (equivalent to BBB+) and assigned an outlook of stable. On March 5, 2007, Dominion Bond Rating Service (DBRS) upgraded the rating of TELUS Notes to A (low) from BBB (high) and confirmed its A (low) ratings for TCI and R-1 (low) rating for TELUS' commercial paper, all with a stable trend.
  ------------------------------------------------------------------------------

4.4  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in internal control over financial reporting in the three-month period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

5.     RESULTS FROM OPERATIONS

5.1  GENERAL

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the

TELUS Corporation - Management's discussion and analysis - 2007 Q1



Company's Chief Executive Officer (the chief operating decision-maker). See Note 5 of the interim Consolidated financial statements.

5.2 QUARTERLY RESULTS SUMMARY

----------------------------------------------------------------------------------------------------------------------------------
($ in millions, except per share amounts)    2007 Q1    2006 Q4    2006 Q3    2006 Q2    2006 Q1   2005 Q4    2005 Q3    2005 Q2
----------------------------------------------------------------------------------------------------------------------------------

Segmented revenue (external)
   Wireline segment                          1,205.6    1,234.3    1,200.3    1,189.9    1,198.6   1,209.9    1,198.6   1,216.5
   Wireless segment                          1,000.0    1,020.3    1,010.4      945.3      881.9     876.8      864.2     802.0
----------------------------------------------------------------------------------------------------------------------------------
Operating revenues (consolidated)            2,205.6    2,254.6    2,210.7    2,135.2    2,080.5   2,086.7    2,062.8   2,018.5
   Operations expense                        1,436.6    1,368.6    1,245.8    1,207.4    1,201.1   1,316.8    1,221.5   1,146.1
   Restructuring costs                           4.7        7.9       12.5       30.7       16.7      35.5        1.6       7.4
----------------------------------------------------------------------------------------------------------------------------------
                                               764.3      878.1      952.4      897.1      862.7     734.4      839.7     865.0
EBITDA (1)
   Depreciation                                317.7      353.2      325.8      335.2      339.2     346.2      335.6     330.9
   Amortization of intangible assets            49.6       53.9       57.5       46.9       63.9      67.0       73.6      68.2
----------------------------------------------------------------------------------------------------------------------------------
Operating income                               397.0      471.0      569.1      515.0      459.6     321.2      430.5     465.9
   Other expense (income)                        3.8       10.1        4.0        9.6        4.3       9.3        7.1       0.5
   Financing costs                             117.6      133.6      116.6      127.5      127.0     171.7      144.8     168.2
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and
 non-controlling  interest                     275.6      327.3      448.5      377.9      328.3     140.2      278.6     297.2
   Income taxes                                 79.3       89.7      126.5       18.7      116.1      58.8       86.9     106.0
   Non-controlling interests                     1.5        1.4        2.4        2.6        2.1       2.9        1.6       1.7
----------------------------------------------------------------------------------------------------------------------------------
Net income                                     194.8      236.2      319.6      356.6      210.1      78.5      190.1     189.5
==================================================================================================================================
Net income per Common Share and
   Non-Voting Share
       - basic                                  0.58       0.70       0.94       1.03       0.60      0.22       0.53      0.53
       - diluted                                0.57       0.69       0.92       1.02       0.60      0.22       0.53      0.52
Dividends declared per Common Share
   and Non-Voting Share                        0.375      0.375      0.275      0.275      0.275     0.275       0.20      0.20
----------------------------------------------------------------------------------------------------------------------------------
(1)   EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
----------------------------------------------------------------------------------------------------------------------------------

The trend in consolidated Operating revenues continued to reflect strong growth in wireless revenue due to a growing subscriber base and increasing ARPU. The increase in ARPU was due to increasing provision and adoption of wireless data services, which more than offset the declining voice component of ARPU. The trend also reflected growth in wireline segment data revenue, while wireline voice local and long distance revenues continue to decrease. In addition to continued substitution to wireless services, the impact from increased competition from VoIP competitors and resellers on wireline revenues became apparent in 2006. Decreases in wireline long distance revenues are consistent with industry-wide trends of strong price competition and technological substitution (to Internet and wireless). Wireline revenues continue to be impacted by generally negative regulatory price cap decisions including retroactive rate adjustments.

Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. The seasonality affects, to a lesser extent, the wireline high-speed Internet subscriber additions and related costs.

Operations expense in the first quarter of 2007 included a $173.5 million non-cash charge for introducing a net-cash settlement feature for share option awards granted prior to 2005, as described earlier. Operations expense in 2005 was also affected by temporary net expenses leading up to and resulting from an extended labour disruption; such temporary expenses were estimated to be approximately $16 million, $65 million and $52 million, respectively, for the second, third and fourth quarters of 2005. Restructuring costs varied by quarter, depending on the progress of ongoing initiatives underway.

Depreciation expense in the fourth quarter of 2006 included a provision of approximately $17 million to align estimated useful lives for TELUS Quebec assets, resulting from integration of financial systems. Amortization of intangible assets continued to decrease as several software assets have been fully amortized. Amortization expenses in the second quarter and fourth quarter of 2006 as well as the first quarter of 2007 were reduced by approximately $12 million, $5 million and $5 million, respectively, for investment tax credits relating to assets capitalized in prior years that are now fully amortized, following a determination of eligibility by a government revenue authority.

Within Financing costs, interest expenses trended lower except for the following items: (i) interest expense in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption (including $17.5 million in the second quarter of 2005 and $7.8 million in the fourth quarter of 2006); and (ii) a charge of $33.5 million in the fourth quarter of 2005 for early redemption of $1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed to lower financing costs in the first half of 2006. Financing costs are net of varying amounts of interest income.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



The trend in Net income and earnings per share reflect the items noted above as well as adjustments arising from income tax changes and tax adjustments and related interest for prior periods.

------------------------------------------------------------------------------------------------------------------------------
INCOME TAX-RELATED ADJUSTMENTS
($ in millions, except EPS amounts) 2007 Q1     2006 Q4     2006 Q3     2006 Q2     2006 Q1     2005 Q4    2005 Q3    2005 Q4
------------------------------------------------------------------------------------------------------------------------------
Approximate Net income impact             4          20          30         115          --          (3)        17          2
Approximate EPS impact                 0.01        0.06        0.09        0.33          --       (0.01)      0.05       0.01
Approximate basic EPS excluding
  tax-related impacts                  0.57        0.64        0.85         070        0.60        0.23       0.48       0.52
------------------------------------------------------------------------------------------------------------------------------

5.3 CONSOLIDATED RESULTS FROM OPERATIONS

   ----------------------------------------------------------------------------------------------------
   ($ in millions except EBITDA margin in % and                      QUARTERS ENDED MARCH 31
   Employees)                                                 2007             2006          Change
   ----------------------------------------------------------------------------------------------------
   Operating revenues                                      2,205.6           2,080.5           6.0 %
   Operations expense                                      1,436.6           1,201.1          19.6 %
   Restructuring costs                                         4.7              16.7         (71.9)%
   ----------------------------------------------------------------------------------------------------
   EBITDA (1)                                                764.3             862.7         (11.4)%
   Depreciation                                              317.7             339.2          (6.3)%
   Amortization of intangible assets                          49.6              63.9         (22.4)%
   ----------------------------------------------------------------------------------------------------
   Operating income                                          397.0             459.6         (13.6)%
   ====================================================================================================
   Operations expense (as adjusted) (2)                    1,263.1           1,201.1           5.2 %
   EBITDA (as adjusted) (2)                                  937.8             862.7           8.7 %

   EBITDA margin (3)                                          34.7              41.5       (6.8) pts
   EBITDA margin (as adjusted) (4)                            42.5              41.5         1.0 pt

   Full-time equivalent employees at end of period          31,304           28,261           10.8 %
   ----------------------------------------------------------------------------------------------------
   (1)  EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
   (2)  Excludes a non-cash charge of $173.5 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted)
        and EBITDA (as adjusted) are both regularly reported to the chief operating decision-maker.
        EBITDA (as adjusted) corresponds to the definition used in setting TELUS' 2007 EBITDA target and revised guidance.
   (3)  EBITDA divided by Operating revenues.
   (4)  EBITDA (as adjusted) divided by Operating revenues.
   ----------------------------------------------------------------------------------------------------

The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring costs, EBITDA and Capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.

   OPERATING REVENUES

Consolidated Operating revenues increased by $125.1 million in the first quarter of 2007, when compared with the same period in 2006. The increase was due primarily to growth in wireless revenues and wireline data revenues, which exceeded erosion in wireline voice local and long distance revenues.

   OPERATIONS EXPENSE AND OPERATIONS EXPENSE (AS ADJUSTED)

Consolidated Operations expense increased by $235.5 million in the first quarter of 2007, when compared with the same period in 2006. The increase includes the $173.5 million non-cash charge recorded in the first quarter of 2007 for introducing a net-cash settlement feature for share option awards granted before 2005. Operations expense adjusted to exclude this non-cash charge increased by $62.0 million primarily due to increased expenses in the wireless segment to support an 11.5% growth in the subscriber base. The net defined benefit pension plan expense decreased by approximately $22 million due primarily to favourable returns on plan assets in 2006.

The number of employees increased to support the wireline segment's provision of outsourcing services to TELUS' customers, including human resources outsourcing services and international call centre services, and to support the growing wireless segment subscriber base.

   RESTRUCTURING COSTS

Restructuring costs decreased by $12.0 million in the first quarter of 2007, when compared to the same period in 2006. The $4.7 million restructuring expense in 2007 was in respect of several smaller efficiency initiatives. The Company's estimate of restructuring costs for the full year of 2007, which arises from its competitive efficiency program, are not expected to exceed $50 million.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



   EBITDA and EBITDA (AS ADJUSTED)

EBITDA decreased by $98.4 million in the first quarter 2007 when compared with the same period in 2006. The decrease includes the $173.5 million non-cash charge recorded in the first quarter of 2007 for introducing a net-cash settlement feature for share option awards. EBITDA adjusted to exclude this charge increased by $75.1 million in the first quarter of 2007 when compared with the same period in 2006. The increase was primarily in the wireless segment due to strong revenue growth partially offset by the 2.1% COA per gross subscriber addition, increased retention spend and higher operations costs to support an 11.5% growth in total wireless subscribers.

   DEPRECIATION AND AMORTIZATION EXPENSES

Depreciation decreased by $21.5 million in the first quarter of 2007 when compared to the same period in 2006 primarily due to an increase in fully-depreciated assets as well as an adjustment in the 2006 period. The depreciation expense adjustment in 2006 reflected a reduction in the estimated useful service lives for computer servers and furniture.

Amortization of intangible assets decreased by $14.3 million in the first quarter of 2007, when compared to the same period in 2006, due primarily to several software assets becoming fully amortized, as well as recognition of approximately $5 million of investment tax credits relating to assets capitalized in prior years that are now fully amortized.

   OPERATING INCOME

Operating income decreased by $62.6 million in the first quarter of 2007, when compared to the same period in 2006. The decrease included the $173.5 million non-cash charge recorded in the first quarter of 2007 for introducing a net-cash settlement feature for share option awards. This charge more than offset underlying growth in EBITDA and reduced depreciation and amortization expenses, as described above. Operating income as adjusted to exclude this charge increased by $110.9 million or 24.1%.

   OTHER INCOME STATEMENT ITEMS

   -----------------------------------------------------------------------------
   OTHER EXPENSE, NET                           QUARTERS ENDED MARCH 31
   ($ millions)                          2007             2006          Change
   -----------------------------------------------------------------------------

                                          3.8              4.3          (11.6)%
   -----------------------------------------------------------------------------

Other expense was not significantly changed in the first quarter of 2007, when compared to the same period in 2006. The accounts receivable securitization expense was $3.2 million in the first quarter of 2007, did not change significantly from the same period in 2006. At March 31, 2007, the balance of proceeds of securitized receivables was $150 million (see Section 7.6 Accounts receivable sale).

   ----------------------------------------------------------------------------
   FINANCING COSTS                               QUARTERS ENDED MARCH 31
   ($ millions)                              2007         2006        Change
   ----------------------------------------------------------------------------

   Interest on long-term debt,
     short-term obligations and other       119.3        127.0         (6.1)%
   Foreign exchange losses (gains)            1.9          1.1         72.7 %
   Interest income                           (3.6)        (1.1)         n.m.
   ----------------------------------------------------------------------------

                                            117.6        127.0         (7.4)%
   ============================================================================

Interest expenses decreased by $7.7 million in the first quarter of 2007 when compared with same period in 2006 due primarily to an adjustment for application of the effective rate method for issue costs as required under CICA Handbook
Section 3855 (recognition and measurement of financial instruments). In March 2007, the Company publicly issued $300 million of five-year notes and $700 million of 10-year notes (see Section 7.3). Also in March, forward starting interest rate swaps were terminated, resulting in a net loss of approximately $10 million that was deferred and will be amortized over 10 years, which is the term of the new debt.

The Company's debt, as calculated in Section 11.4, was $6,563 million at March 31, 2007, as compared to $5,732 million at March 31, 2006. Net debt was $6,179 million and $6,133 million, respectively, with the March 31, 2007 figure reflecting a large cash and temporary investments balance and reduced securitized receivables.

Interest income increased by $2.5 million in the first quarter of 2007 when compared with the same period in 2006, due primarily to interest earned on cash and temporary investments in 2007.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


 -------------------------------------------------------------------------------
 INCOME TAXES                                      QUARTERS ENDED MARCH 31
 ($ millions)                                  2007         2006        Change
 -------------------------------------------------------------------------------

  Blended federal and provincial
    statutory income tax based
    on net income before tax                   92.3        111.5        (17.2)%
  Revaluation of future income
   tax liability                               (3.7)          --            --
  Share option award expense                   (7.7)         1.5            --
  Other                                        (1.6)         3.1            --
 -------------------------------------------------------------------------------
                                               79.3        116.1        (31.7)%
 ===============================================================================
 Blended federal and provincial
   statutory tax rates (%)                     33.5         34.0      (0.5) pts
 Effective tax rates (%)                       28.8         35.4      (6.6) pts
 -------------------------------------------------------------------------------

The decrease in the blended federal and provincial statutory income tax expense in the first quarter of 2007, when compared with the same period in 2006, relates primarily to the 16.1% decrease in income before taxes as well as a lower blended statutory tax rate. The blended federal and provincial tax rate for the first quarter of 2007 decreased from the same period in 2006 due primarily to a reduction to general corporate income tax rates on income taxed in Alberta effective April 1, 2006. The decrease in the effective tax rate was mainly due to revaluation of the future income tax liability as well as a future income tax recovery associated with introducing the net-cash settlement feature for share option awards.

Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to substantially utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Under the existing legal entity structure, TELUS currently expects cash tax payments to be minimal in 2007, increasing in 2008, with substantial cash tax payments in 2009. The blended federal and provincial statutory tax rate for 2007 is expected to be approximately 33 to 34%.

 -------------------------------------------------------------------------------
 NON-CONTROLLING INTERESTS                          QUARTERS ENDED MARCH 31
 ($ millions)                                   2007           2006      Change
 -------------------------------------------------------------------------------

                                                 1.5            2.1      (28.6)%
 -------------------------------------------------------------------------------

Non-controlling interests represents minority shareholders' interests in several small subsidiaries.

   COMPREHENSIVE INCOME

As discussed in more detail in Section 8.2 Accounting policy developments, commencing with the 2007 fiscal year, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for comprehensive income (CICA Handbook Section 1530). Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments (see Section 7.8). The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.

5.4 WIRELINE SEGMENT RESULTS

   -----------------------------------------------------------------------------
   OPERATING REVENUES - WIRELINE SEGMENT            QUARTERS ENDED MARCH 31
   ($ millions)                                  2007          2006     Change
   -----------------------------------------------------------------------------

   Voice local (1)                              532.1         535.6      (0.7)%
   Voice long distance                          187.6         207.8      (9.7)%
   Data ((2))                                   424.8         393.6       7.9 %
   Other                                         61.1          61.6      (0.8)%
   -----------------------------------------------------------------------------

   External operating revenue                 1,205.6       1,198.6       0.6 %
   Intersegment revenue                          25.1          23.5       6.8 %
   -----------------------------------------------------------------------------

   Total operating revenues                   1,230.7       1,222.1       0.7 %
   =============================================================================
   (1) Voice local revenue decreased by approximately $18 million or 3.4% once adjusted to exclude the impact of regulatory adjustments.
   (2) Data revenue grew by approximately $43 million or 10.8% once adjusted to exclude the impact of the two mandated retroactive competitor price reductions.
   -----------------------------------------------------------------------------

TELUS Corporation - Management's discussion and analysis - 2007 Q1


   -----------------------------------------------------------------------------
   NETWORK ACCESS LINES                                AS AT MARCH 31
   (000s)                                       2007         2006       Change
   -----------------------------------------------------------------------------

   Residential network access lines            2,741        2,900       (5.5)%
   Business network access lines               1,785        1,763        1.3%
                                             -------      -------      -------
   Total network access lines(1)               4,526        4,663       (2.9)%


                                                   QUARTERS ENDED MARCH 31
   (000s)                                       2007         2006      Change
   -----------------------------------------------------------------------------

   Change in residential network access lines    (34)         (28)     (21.4)%
   Change in business network access lines        12            --        n.m.
                                              -------      -------      -------
   Change in total network access lines(1)       (22)         (28)      21.4%
   ----------------------------------------------------------------------------
   (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
   ----------------------------------------------------------------------------


   -----------------------------------------------------------------------------
   INTERNET SUBSCRIBERS                               AS AT MARCH 31
   (000s)                                        2007        2006       Change
   -----------------------------------------------------------------------------

   High-speed Internet subscribers              948.8       801.7        18.3 %
   Dial-up Internet subscribers                 181.6       227.8       (20.3)%
                                              -------     -------      -------
   Total Internet subscribers (1)             1,130.4     1,029.5         9.8 %


                                                    QUARTERS ENDED MARCH 31
   (000s)                                        2007        2006       Change
   -----------------------------------------------------------------------------

   High-speed Internet net additions             32.1        38.6       (16.8)%
   Dial-up Internet net reductions              (12.5)       (8.3)      (50.6)%
                                               -------     -------      -------
   Total Internet subscriber net additions       19.6        30.3       (35.3)%
   -----------------------------------------------------------------------------
   (1) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.
   -----------------------------------------------------------------------------

Wireline segment revenues increased by $8.6 million in the first quarter of 2007 when compared with the same period in 2006.

o Voice local revenue decreased by $3.5 million in the first quarter of 2007 when compared with the same period in 2006. The decrease was due primarily to lower revenues from basic access and optional enhanced services arising from increased competition for residential subscribers. These reductions were partly offset by recoveries of approximately $14.5 million from the price cap deferral account in the first quarter of 2007, which offset unfavourable mandated retroactive rate adjustments for basic data revenue pursuant to two recent CRTC (Canadian Radio-television and Telecommunications Commission) decisions and included recovery of previously incurred amounts associated with mandated local number portability and start-up costs.

     Residential line losses include the effect of increased competition from resellers, VoIP competitors (including cable-TV companies, which have expanded their geographic coverage), technological substitution to wireless services, and a lower number of second lines resulting from migration of dial-up Internet subscribers to high-speed Internet service. The increase in business lines was mainly in Central Canada.

o Voice long distance revenues decreased by $20.2 million in the first quarter of 2007 when compared with the same period in 2006 due primarily to lower average per-minute rates (due to industry-wide price competition) partly offset by increased retail and wholesale minute volumes.

o Wireline segment data revenues increased by $31.2 million in the first quarter of 2007 when compared with the same period in 2006. This growth was primarily due to increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers. High-speed Internet subscriber net additions decreased somewhat from one year earlier, reflecting competitive markets, but continue in line with annual guidance. Monthly rates for high-speed Internet services were raised by one dollar per month in the second quarter of 2006 for those customers not on rate protection plans, which contributed to an overall increase in average revenue per subscriber. Managed data revenues from the provision of business process outsourcing services to customers also increased.

     Pursuant to CRTC Decision 2007-6 (relating to digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges), retroactive rate reductions totalling approximately $11 million were recorded in basic data services revenues. Data revenue grew by approximately $43 million or 10.8% once adjusted to exclude the impact of the two mandated competitor price reductions.

o Other revenue decreased by $0.5 million in the first quarter of 2007 when compared with the same period in 2006, primarily due to lower voice equipment sales being somewhat offset by reduced quality of service rate rebates.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


o Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

   -----------------------------------------------------------------------------
   OPERATING EXPENSES - WIRELINE SEGMENT            QUARTERS ENDED MARCH 31
   ($ millions, except employees)                 2007         2006     Change
   -----------------------------------------------------------------------------
   Salaries, benefits and
       other employee-related costs              582.0        413.2      40.9 %
   Other operations expenses                     323.4        327.2      (1.2)%
   -----------------------------------------------------------------------------
   Operations expense                            905.4        740.4      22.3 %
   Restructuring costs                             4.4         14.9     (70.5)%
   -----------------------------------------------------------------------------
   Total operating expenses                      909.8        755.3      20.5 %
   =============================================================================

   Operations expense (as adjusted) (1)          752.3        740.4       1.6 %
   Total operating expenses (as adjusted) (1)    756.7        755.3       0.2 %
   =============================================================================
   Full-time equivalent employees,
    end of period (2)                           24,006       21,789      10.2 %
   -----------------------------------------------------------------------------
   (1) Excludes a non-cash charge of $153.1 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and total operating expenses (as adjusted) are regularly reported to the chief operating decision-maker.
   (2) The number of full-time equivalent employees providing outsourcing services to the Company's customers was 5,377 on March 31, 2007 and was 3,542 on March 31, 2006. Full-time equivalent staff in other wireline operations increased by 382 or 2.1%.
   -----------------------------------------------------------------------------

Total operating expenses increased by $154.5 million in the first quarter of 2007, when compared with the same period in 2006, due primarily to a $153.1 million non-cash charge for share option awards granted prior to 2005, which was recorded in salaries and benefits during the first quarter of 2007. Restructuring costs in the first quarter of 2007 were for several small efficiency initiatives and decreased by $10.5 million when compared with the same period in 2006.

Operations expense:

o Salaries, benefits and employee-related expenses increased by $168.8 million in the first quarter of 2007 when compared with the same period in 2006. When adjusted to exclude the non-cash option expense in the first quarter of 2007, the increase was $15.7 million or 3.8%, when compared with the first quarter of 2006. The increase was mainly due to scheduled compensation increases and increased staffing, partly offset by a lower defined benefit pension plan pension expense.

o Other operations expenses decreased by $3.8 million in the first quarter of 2007 when compared with the same period in 2006 due primarily to higher labour capitalization. The increase in labour capitalization was associated with the higher capital expenditure levels in 2007. Increased facility costs associated with service growth in Central Canada were offset by lower transit and termination charges as well as migration to TELUS' facilities. Offsetting lower expenses were higher external labour costs to help clear backlogs caused by severe winter weather on the west coast as well as the use of more contracting resources in 2007 for software development.

   ----------------------------------------------------------------------------
   EBITDA ($ MILLIONS) AND EBITDA MARGIN (%)          QUARTERS ENDED MARCH 31
   WIRELINE SEGMENT                              2007       2006       Change
   ----------------------------------------------------------------------------

   EBITDA                                        320.9      466.8       (31.3)%
   EBITDA (as adjusted)(1)                       474.0      466.8         1.5 %
   EBITDA margin                                  26.1       38.2     (12.1)pts
   EBITDA margin (as adjusted) (1)                38.5       38.2       0.3 pts
   ----------------------------------------------------------------------------
   (1) Excludes a non-cash charge of $153.1 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 Wireline EBITDA target and revised guidance.
   =============================================================================

Wireline EBITDA decreased by $145.9 million mainly due to the non-cash charge for share option awards prior to 2005, which was recorded in 2007. Wireline EBITDA adjusted to exclude this charge increased by $7.2 million mainly due to a modest increase in revenues and lower restructuring charges.

5.5 WIRELESS SEGMENT RESULTS

   -----------------------------------------------------------------------------
   OPERATING REVENUES - WIRELESS SEGMENT             QUARTERS ENDED MARCH 31
   ($ millions)                                   2007          2006     Change
   -----------------------------------------------------------------------------

   Network revenue                               944.5         824.7      14.5 %
   Equipment revenue                              55.5          57.2      (3.0)%
   -----------------------------------------------------------------------------

   External operating revenue                  1,000.0         881.9      13.4 %
   Intersegment revenue                            6.3           5.9       6.8 %
   -----------------------------------------------------------------------------
   Total operating revenues                    1,006.3         887.8      13.3 %
   =============================================================================

TELUS Corporation - Management's discussion and analysis - 2007 Q1



   -----------------------------------------------------------------------------
   KEY OPERATING INDICATORS - WIRELESS SEGMENT             AS AT MARCH 31
   (000s)                                            2007        2006    Change
   -----------------------------------------------------------------------------

   Subscribers - postpaid (1)                     4,136.8     3,737.2     10.7%
   Subscribers - prepaid                          1,007.0       876.0     15.0%
                                                  -------     -------   -------
   Subscribers - total(2)                         5,143.8     4,613.2     11.5%

   Digital POPs(3) covered including
      roaming/resale (millions)(4)                   31.0        30.6      1.3%


                                                    QUARTERS ENDED MARCH 31
                                                  2007        2006      Change
                                         ---------------------------------------

   Subscriber gross additions - postpaid         173.3       179.7       (3.6)%
   Subscriber gross additions - prepaid          122.7        95.1       29.0 %
                                               -------     -------      -------
   Subscriber gross additions - total            296.0       274.8        7.7 %

   Subscriber net additions - postpaid            60.8        70.4      (13.6)%
   Subscriber net additions - prepaid             29.7        22.1       34.4 %
                                               -------     -------      -------
   Subscriber net additions - total               90.5        92.5       (2.2)%

   ARPU ($)(5)                                   62.03       60.31        2.9%
   Churn, per month(%)(5)                         1.35        1.33      0.2 pts
   Lifetime revenue per subscriber($)(5)         4,595       4,535        1.3%

   COA (6) per gross subscriber
      addition ($)(5)                              438         429        2.1%
   COA per gross subscriber addition
      to lifetime revenue (%)(5)                   9.5         9.5           --
   Average minutes of use
   per subscriber per month (MOU)                  382         386       (1.0)%

   EBITDA ($ millions)                           443.4       395.9       12.0%
   EBITDA (as adjusted) (7) ($ millions)         463.8       395.9       17.2%
   EBITDA to network revenue (%)                  46.9        48.0     (1.1)pts
   EBITDA (as adjusted) to network
     revenue (%)                                  49.1        48.0      1.1 pts
   Retention spend to network
     revenue (5)(%)                                7.3         6.2      1.1 pts
   EBITDA excluding COA ($ millions) (5)         572.9       513.8       11.5%
   EBITDA (as adjusted) excluding COA
      ($ millions)                               593.3       513.8       15.5%
   -----------------------------------------------------------------------------
   pts - percentage points
   (1) A one-time adjustment was made to the postpaid subscriber base. Cumulative subscribers were reduced by approximately 2,600 in the period to reflect the discontinuation of network service to its cellular digital packet data (CDPD) subscribers effective January 31, 2007.
   (2) Subscribers are measured at the end of the reporting period based on information from billing systems.
   (3) POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
   (4) At March 31, 2007, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).
   (5) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
   (6)  Cost of acquisition.
   (7) Excludes a non-cash charge of $20.4 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 Wireless EBITDA target and revised guidance.
   ----------------------------------------------------------------------------

Wireless segment revenues increased by $118.5 million in the first quarter of 2007 when compared with the same period in 2006, due to the following:

o Network revenue increased by $119.8 million over in the first quarter of 2007 when compared to the same period in 2006. The increase was a result of the 11.5% expansion of the subscriber base combined with increased average revenue per subscriber unit per month. ARPU increased by $1.72 in the first quarter of 2007, when compared to the same period in 2006, representing the 17th successive quarter of year-over-year growth, as increased data usage more than offset declining voice ARPU. Voice ARPU was $55.76 in the first quarter of 2007, a decrease of $0.84 or 1.5% from the same period in 2006, caused mainly by lower voice minutes of use per subscriber per month (MOU) and lower pricing.

     Data revenues increased to 10.2% of Network revenue, or $96.2 million, in the first quarter of 2007 as compared with 6.2% of Network revenues, or $51.3 million, in the first quarter of 2006 - reflecting a growth rate of 87.5%. Data ARPU increased by 69.0% to $6.27 for the first quarter of 2007 as compared with $3.71 for the same period in 2006. This growth was principally related to text messaging, mobile computing, personal digital assistant (PDA) devices, Internet browser activities and pay-per-use downloads such as ringtones, music, games and videos.

     At March 31, 2007, postpaid subscribers represented 80.4% of the total cumulative subscriber base, remaining relatively stable from one year earlier. The 60,800 postpaid subscriber net additions for the first quarter of 2007 represented 67.2% of all net additions as compared with 70,400 or 76.1% of all net additions for the same period in

TELUS Corporation - Management's discussion and analysis - 2007 Q1


     2006. Total net subscriber additions remained relatively stable in the first quarter of 2007 as compared with the same period in 2006 as a result of the growth in prepaid net subscriber additions.

     The blended churn rate increased slightly in the first quarter of 2007 when compared with the respective period in 2006. The postpaid monthly churn rate for the first quarter of 2007 was less than one per cent, remaining consistent with the same period last year. The prepaid churn rate increased slightly in the first quarter when compared with the same period in 2006. Total deactivations were 205,500 for the first quarter of 2007 as compared with 182,300 for the same period last year, which primarily reflects the growing subscriber base. The churn and deactivation results reflect the continued focus on profitable subscriber growth and retention. Wireless number portability was implemented in late-March 2007. The impact on first quarter churn rates is believed to be minor.

o Equipment sales, rental and service revenue decreased by $1.7 million for the first quarter of 2007, when compared to the same period in 2006 despite continued subscriber growth and increased retention activity. Gross subscriber additions were 296,000 in the first quarter of 2007 as compared with 274,800 for the same period last year driven by a higher mix of prepaid gross additions. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition, while handset revenues associated with retention efforts are included in the overall retention spend amount.

o Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

   -----------------------------------------------------------------------------
   OPERATING EXPENSES - WIRELESS SEGMENT             QUARTERS ENDED MARCH 31
   ($ millions, except employees)                   2007      2006      Change
   -----------------------------------------------------------------------------
   Equipment sales expenses                        145.4     126.2       15.2 %
   Network operating expenses                      114.6     105.9        8.2 %
   Marketing expenses                              100.8      93.8        7.5 %
   General and administration expenses             201.8     164.2       22.9 %
   -----------------------------------------------------------------------------
   Operations expense                              562.6     490.1       14.8 %
   Restructuring costs                               0.3       1.8      (83.3)%
   -----------------------------------------------------------------------------
   Total operating expenses                        562.9     491.9       14.4 %
   =============================================================================

   Operations expense (as adjusted) (1)            542.2     490.1       10.6 %
   Total operating expenses (as adjusted) (1)      542.5     491.9       10.3 %
   =============================================================================
   Full-time equivalent employees
     at end of period                              7,298     6,472        12.8%
   =============================================================================
   (1) Excludes a non-cash charge of $20.4 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and total operating expenses (as adjusted) are regularly reported to the chief operating decision-maker.
   -----------------------------------------------------------------------------


Wireless segment total operating expenses increased by $71.0 million in the first quarter of 2007 when compared with the same period in 2006. Total operating expenses as adjusted to exclude the non-cash charge for share option awards expense in 2007 increased by $50.6 million to promote, acquire, retain and support the 11.5% growth in the subscriber base and the 14.5% increase in Network revenue.

o Equipment sales expenses increased by $19.2 million in the first quarter of 2007, when compared to the same period in 2006, due principally to an increase in gross subscriber activations, higher handset costs related to product mix, and increased retention activity. Handset costs including data equipment associated with gross subscriber activations are included in COA per gross subscriber addition. Handset cost related to retention efforts are included in the overall retention spend amount.

o Network operating expenses increased by $8.7 million in the first quarter of 2007 when compared with the same period in 2006. The increase was principally due to higher transmission and site-related expenses to support the greater number of cell sites, a larger subscriber base, third party data content providers, and improved network quality and coverage, net of a reduction arising from CRTC Decision 2007-6 related to retail network access link charges.

o Marketing expenses increased by $7.0 million in the first quarter of 2007 when compared with the same period in 2006, primarily due to higher advertising and promotions costs and increased dealer compensation costs related to the higher gross subscriber additions and increased re-contracting activity. COA per gross subscriber addition increased by $9 or 2.1% in the first quarter as compared with the same period last year. The increase was principally related to higher subsidies on certain popular handsets driven by competitive activity, increased dealer compensation costs related to the higher gross subscriber additions, and higher advertising and promotion spending related to wireless number portability and new product launches. With higher ARPU in the first quarter, despite a slightly higher churn rate, the lifetime revenue per subscriber improved by $60 to $4,595. COA as a percentage of lifetime revenue was 9.5% in the first quarter of 2007 unchanged from the same period in 2006 reflecting continued execution of TELUS' profitable growth strategy.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


o General and administration expenses increased by $37.6 million in the first quarter of 2007, when compared to the same period last year, due principally to the $20.4 million non-cash charge for share option awards granted prior to 2005. Excluding this charge, general and administration expenses grew by $17.2 million mainly due to the increase in employees. The 12.8% increase in employees, which was lower than the growth in Network revenue, supported the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores. Moreover, occupancy and client-related costs were higher.

o Restructuring costs were in respect of the Company's operational efficiency program.

   -----------------------------------------------------------------------------
   EBITDA ($ MILLIONS) AND EBITDA MARGIN (%)           QUARTERS ENDED MARCH 31
   WIRELESS SEGMENT                                 2007       2006       Change
   -----------------------------------------------------------------------------

   EBITDA                                          443.4      395.9      12.0%
   EBITDA (as adjusted) (1)                        463.8      395.9      17.2%
   EBITDA margin                                    44.1       44.6     (0.5)pts
   EBITDA margin (as adjusted) (1)                  46.1       44.6      1.5 pts
   -----------------------------------------------------------------------------
   (1) Excludes a non-cash charge of $20.4 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 Wireless EBITDA target and revised guidance.
   -----------------------------------------------------------------------------

Wireless segment EBITDA increased by $47.5 million in the first quarter of 2007, when compared to the same period in 2006. When adjusted to exclude the non-cash charge for options expense in 2007, EBITDA increased by $67.9 million due to strong revenue growth partially offset by the higher COA per gross subscriber addition, increased retention spend prior to the implementation of wireless number portability in mid-March 2007, and higher operations costs to support growth in the total subscriber base.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


6.     FINANCIAL CONDITION

The following are changes in the Consolidated balance sheets in the three month period ended March 31, 2007.

   ------------------------------------------------------------------------------------------------------------------------------
                                 MARCH 31,      Dec. 31,       Change     % Change      Explanation of the change in balance
                                     2007           2006
   ($ millions)                               (adjusted)
   ------------------------------------------------------------------------------------------------------------------------------

   CURRENT ASSETS
      Cash and temporary           534.0         (11.5)        545.5         n.m.       See Section 7. Liquidity and capital
      investments, net                                                                  resources

      Short-term investments       110.7         110.2           0.5         0.5%       Investments of surplus cash

      Accounts receivable          959.3         707.2         252.1        35.6%       Increased by $350 million for the
                                                                                        reduction in proceeds from
                                                                                        securitized accounts
                                                                                        receivable, net of the receipt
                                                                                        of inducements for
                                                                                        renegotiated leases, lower
                                                                                        days outstanding on wireline
                                                                                        receivables and a decrease in
                                                                                        wireless postpaid airtime and
                                                                                        receivables from dealers

      Income and other              94.2          95.4          (1.2)       (1.3)%      --
      taxes receivable

      Inventories                  159.4         196.4         (37.0)      (18.8)%      Primarily a reduction in wireless
                                                                                        inventories following expansion
                                                                                        of new handset inventories in the
                                                                                        fourth quarter of 2006


      Prepaid expenses             255.8         195.3          60.5        31.0%       Primarily prepayment of annual
      and other                                                                         wireless licence fees as well as
                                                                                        accrued and prepaid employee
                                                                                        benefits net of amortization

      Derivative assets             62.6          40.4          22.2        55.0%       Includes fair value adjustments
                                                                                        for share-based compensation
   ------------------------------------------------------------------------------------------------------------------------------
   CURRENT LIABILITIES
      Accounts payable and       1,585.1       1,363.6         221.5        16.2%       Primarily an increase in net-cash
      accrued liabilities                                                               settled share options liability and
                                                                                        a seasonal increase in accrued
                                                                                        interest payable

      Income and other               8.9          10.3          (1.4)      (13.6)%      --
      taxes payable

      Restructuring accounts        36.1          53.1       (17.0)        (32.0)%      Payments under previous and current
      payable and                                                                       programs exceeded new obligations
      accrued liabilities

      Advance billings and         609.7         606.3           3.4         0.6%       Primarily increased billings net of
      customer deposits                                                                 lower price cap deferred revenue

      Current maturities         1,351.6       1,433.5         (81.9)       (5.7)%      Primarily reflects repayment of $70
      of long-term debt                                                                 million ofmedium-term TCI notes that
                                                                                        matured in February and a decrease
                                                                                        in the Canadian dollar value of U.S.
                                                                                        dollar notes due June 1

      Current portion of           172.4         165.8           6.6         4.0%       Primarily foreign exchange rate
      derivative liabilities                                                            changes and fair value adjustments to
                                                                                        the deferred hedging liability
                                                                                        associated with U.S. dollar notes
                                                                                        due June 1

      Current portion of           238.7         250.9         (12.2)       (4.9)%      A decrease in temporary differences
      future income taxes                                                               for current assets and
                                                                                        liabilities. The December 31, 2006
                                                                                        balance includes a
                                                                                        reclassification of $157.7 million
                                                                                        from long-term future income
                                                                                        taxes. See Section 8.2 Accounting
                                                                                        policy developments - Income taxes
                                                                                        arising from partnership income
                                                                                        and Note 2(c) of the interim
                                                                                        Consolidated financial statements

   ------------------------------------------------------------------------------------------------------------------------------
    WORKING CAPITAL (1)         (1,826.5)     (2,550.1)        723.6        28.4%       Includes an increase in cash and
                                                                                        temporary investments ahead of the
                                                                                        June 1, 2007 debt maturity. See
                                                                                        Section 7.3 Cash provided (used) by
                                                                                        financing activities
   ------------------------------------------------------------------------------------------------------------------------------
   (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.
   ------------------------------------------------------------------------------------------------------------------------------

TELUS Corporation - Management's discussion and analysis - 2007 Q1



Table continued from the previous page.

   ------------------------------------------------------------------------------------------------------------------------------
                                 MARCH 31,      Dec. 31,       Change     % Change      Explanation of the change in balance
                                     2007           2006
   ($ millions)                               (adjusted)
   ------------------------------------------------------------------------------------------------------------------------------

   CAPITAL ASSETS, NET          10,994.3      10,982.1          12.2         0.1 %      See Sections 5.3 Consolidated results
                                                                                        from operations - Depreciation and
                                                                                        amortization and 7.2 Cash used by
                                                                                        investing activities
   ------------------------------------------------------------------------------------------------------------------------------
   OTHER ASSETS
      Deferred charges           1,022.0         956.6          65.4         6.8%       Primarily pension plan contributions
                                                                                        and pension recoveries resulting from
                                                                                        favourable returns on plan assets

      Investments                   41.5          35.2           6.3        17.9%       New investments net of divestitures

      Goodwill                   3,169.6       3,169.5           0.1         0.0%       --
   ------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM DEBT                4,312.5       3,474.7         837.8        24.1%       Includes notes issued in March totalling
                                                                                        $1 billion net of the repayment of
                                                                                        bank facilities and a reduction in
                                                                                        the Canadian dollar value of 2011 U.S.
                                                                                        dollar notes
   ------------------------------------------------------------------------------------------------------------------------------
   OTHER LONG-TERM LIABILITIES   1,498.4       1,257.3         241.1        19.2%       Primarily foreign exchange rate
                                                                                        changes and a fair value adjustment
                                                                                        of the deferred hedging liability
                                                                                        associated with 2011 U.S. dollar notes
   ------------------------------------------------------------------------------------------------------------------------------
   FUTURE INCOME TAXES             934.5         909.6          24.9         2.7%       An increase in temporary differences
                                                                                        for long-term assets and liabilities
   ------------------------------------------------------------------------------------------------------------------------------
   NON-CONTROLLING INTERESTS        25.1          23.6           1.5         6.4%       --
   ------------------------------------------------------------------------------------------------------------------------------
   SHAREHOLDERS' EQUITY
      Common equity              6,630.4       6,928.1        (297.7)       (4.3)%      Decreased primarily from:

                                                                                        o  Normal course issuer bid
                                                                                           expenditures of $200.7 million;

                                                                                        o  Dividends of $125.9 million; and

                                                                                        o  Transitional amounts for
                                                                                           accumulated other comprehensive
                                                                                           income of $176.2 million;

                                                                                        Partly offset by:

                                                                                        o  Net income of $194.8 million; and

                                                                                        o  Other comprehensive income of
                                                                                           $30.3 million.
   ------------------------------------------------------------------------------------------------------------------------------

7.     LIQUIDITY AND CAPITAL RESOURCES

7.1 CASH PROVIDED BY OPERATING ACTIVITIES

   -----------------------------------------------------------------------------
    ($ millions)                                  QUARTERS ENDED MARCH 31
                                              2007          2006       Change
   -----------------------------------------------------------------------------

                                             460.6         673.1       (31.6)%
   -----------------------------------------------------------------------------

Cash provided by operating activities decreased by $212.5 million in the first quarter of 2007, when compared with the same period in 2006, due primarily to the following:

o Proceeds from securitized accounts receivable were reduced by a net $350 million during the first quarter of 2007, compared with a net reduction of $100 million in first quarter of 2006;

o Income taxes received net of installment payments decreased by $89.5 million in the first quarter of 2007 when compared to the same period in 2006, due mainly to collection of income taxes receivable during first quarter of 2006;

o Interest received decreased by $20.6 million in the first quarter of 2007 when compared to the same period in 2006 primarily due to the receipt of interest on tax refunds in the prior year; and

o Interest paid increased by $10.5 million in the first quarter of 2007 when compared to the same period in 2006 due mainly to payment of forward starting interest rate swaps in 2007.

The above decreases were partly offset by the following:

TELUS Corporation - Management's discussion and analysis - 2007 Q1



o Share-based compensation (share options awards expense in excess of payments) increased by $130.2 million in the first quarter of 2007, when compared with the same period in 2006, primarily as a result of introducing a net-cash settlement feature for share option awards prior to 2005. When share-based compensation is added back to EBITDA, the net increase was $31.8 million in the first quarter of 2007 when compared to the same period in 2006;

o Restructuring payments decreased by $10.6 million in the first quarter of 2007 when compared to the same period in 2006; and

o Changes to non-cash working capital including reduced inventory in the first quarter of 2007 as well as an increase in accounts payable in the first quarter of 2007 versus a comparative decrease in accounts payable in the first quarter of 2006.

7.2 CASH USED BY INVESTING ACTIVITIES

   --------------------------------------------------------------------------
   ($ millions)                                 QUARTERS ENDED MARCH 31
                                             2007        2006       Change
   --------------------------------------------------------------------------
                                            392.3       316.1        24.1 %
   --------------------------------------------------------------------------

Cash used by investing activities increased by $76.2 million in the first quarter of 2007, when compared with the same period in 2006, due primarily to greater capital expenditures.

Assets under construction were $494.7 million at March 31, 2007, a decrease from $725.4 million at December 31, 2006, which primarily reflects a transfer of $342.1 million to intangible assets subject to amortization. This transfer was mainly for activation of certain phases of the new consolidated wireline billing system.

   -----------------------------------------------------------------------------
   CAPITAL EXPENDITURES                               QUARTERS ENDED MARCH 31
   ($ in millions, except                          2007       2006      Change
      capital expenditure intensity in %)
   -----------------------------------------------------------------------------
   Wireline segment                               270.7      259.0        4.5%
   Wireless segment                               111.2       61.5       80.8%
   -----------------------------------------------------------------------------
   TELUS consolidated capital expenditures        381.9      320.5       19.2%
   =============================================================================
   Capital expenditure intensity (1)               17.3       15.4      1.9 pts
   -----------------------------------------------------------------------------
   (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.
   -----------------------------------------------------------------------------

TELUS' capital intensity ratio in the first quarter of 2007 was slightly less than the intensity ratio implied by the Company's annual guidance for consolidated revenues and capital expenditures. See Section 9: Annual guidance for 2007. TELUS' EBITDA less capital expenditures was $382.4 million in the first quarter of 2007, a decrease of 29.5% from the same period in 2006 primarily due to the $173.5 million charge in 2007 for introducing a net-cash settlement feature for options granted prior to 2005. TELUS' EBITDA (as adjusted) less capital expenditures was $555.9 million in the first quarter of 2007, an increase of 2.5% from the same period in 2006.

o Wireline segment capital expenditures increased by $11.7 million in the first quarter of 2007 when compared to the same period in 2006. The increase was primarily due to up-front capital investment to support new enterprise customers in Central Canada as well as increased investment in broadband site expansion, net of lower expenditures for billing system development. Capital expenditure intensity for the wireline segment was 22.0% in the first quarter of 2007, as compared with 21.2% in the same period of 2006. Wireline cash flow (EBITDA less capital expenditures) was $50.2 million in the first quarter of 2007, a decrease of 75.8% from the same period in 2006. Wireline cash flow based on EBITDA (as adjusted) was $203.3 million in the first quarter of 2007, a decrease of 2.2% from the same period in 2006.

o Wireless segment capital expenditures increased by $49.7 million in the first quarter of 2007 when compared to the same period in 2006. The increase was principally related to continued enhancement of digital wireless capacity and coverage, strategic investments in higher-speed
     (EVDO) wireless network technology, and enablement of wireless number portability. Capital expenditure intensity for the wireless segment was 11.1% in the first quarter of 2007, as compared with 6.9% in the same period of 2006. Wireless cash flow (EBITDA less capital expenditures) was $332.2 million in the first quarter of 2007, a decrease of 0.7% from the same period in 2006. However, wireless cash flow based on EBITDA (as adjusted) was $352.6 million in the first quarter of 2007, an increase of 5.4% from the same period in 2006.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


7.3 CASH PROVIDED (USED) BY FINANCING ACTIVITIES

   -----------------------------------------------------------------------------
    ($ millions)                                 QUARTERS ENDED MARCH 31
                                             2007          2006       Change
   -----------------------------------------------------------------------------

                                            477.2        (366.7)         n.m.
   -----------------------------------------------------------------------------

Cash provided by financing activities increased by $843.9 million in the first quarter of 2007, when compared with cash used by financing activities in the same period of 2006. Financing activities included:

o Proceeds from Common Shares and Non-Voting Shares issued were $0.4 million in the first quarter of 2007, a decrease of $32.8 million when compared to the same period in 2006. The decrease was due mainly to implementation of the net-cash settlement feature for share option awards granted prior to 2005 as well as introduction of the net equity settlement feature on May 1, 2006 and fewer exercised options in the first quarter of 2007 compared to the same period in 2006.

o Cash dividends paid to shareholders were $125.9 million in the first quarters of 2007, an increase of $30.0 million due to the higher quarterly dividend paid per share, partly offset by lower average shares outstanding.

o The Company's renewed NCIB program (Program 3) came into effect on December 20, 2006 and is set to expire on December 19, 2007. At March 31, 2007, the Company has purchased 16.5% of the maximum 12 million Common shares and 14.3% of the maximum 12 million Non-Voting Shares under this program. From December 20, 2004 to March 31, 2007, TELUS has repurchased approximately
     18.4 million Common Shares and 24.5 million Non-Voting Shares for $1.97 billion under three NCIB programs.

     The following table shows purchases under NCIB programs in the first quarters of 2007 and 2006.

     NORMAL COURSE ISSUER BID PROGRAMS
   ----------------------------------------------------------------------------------------------------------------------------

                                                  SHARES REPURCHASED                           PURCHASE COST ($ MILLIONS)
                                    ---------------------------------------------     -----------------------------------------
                                                                                      Charged to       Charged to
                                      Common         Non-Voting                         Share          Retained
    BY PROGRAM                         Shares           Shares          Total         capital (1)      earnings(2)      Paid
    -----------------------------------------------------------------------------     -----------------------------------------
   Program 2
      First quarter of 2006            1,783,300       3,334,500       5,117,800            93.3          138.3         231.6
   ------------------------------------------------------------------------------     -----------------------------------------

   Program 3
      FIRST QUARTER OF 2007            1,975,000       1,530,000       3,505,000            57.8          142.9         200.7
   ============================================================================================================================
   (1) Represents the book value of shares repurchased
   (2) Represents the cost in excess of the book value of shares repurchased
   ----------------------------------------------------------------------------------------------------------------------------

o A major debt issue was completed in March 2007 with five-year and 10-year maturities:

     2012 Canadian dollar notes: the Company publicly issued $300 million 4.50%, Series CC, Notes at a price of $999.91 per $1,000.00 of principal.

     2017 Canadian dollar notes: the Company publicly issued $700 million 4.95%, Series CD, Notes at a price of $999.53 per $1,000.00 of principal.

     The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 15 basis points for the 2012 notes and 24 basis points for the 2017 notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

o    The remaining debt issues were mainly periodic draws on the bank facility.

o Debt repayments in the first quarter of 2007 included periodic repayments of the Company's bank facilities, such that the balance at March 31 was fully repaid. In addition, $70 million of TELUS Communications Inc. 7.10% Medium-Term Notes that matured in February were repaid.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


Proceeds from the March 2007 debt issue, combined with a possible issue of commercial paper and a possible increase in securitized accounts receivable, are expected to be used for general corporate purposes, including repayment of U.S. $1,166.5 million principal for the June 2007 7.50% U.S. dollar notes (approximately $1,500 million). Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at March 31, 2007, during each of the five years ending December 31 are as follows:

     LONG-TERM DEBT MATURITIES
   -----------------------------------------------------------------------------
   ($ millions)                  Principal(1)    Deferred hedging       Total
                                                  liability, net
   -----------------------------------------------------------------------------
   2007 (balance of year)         1,348.3             139.6            1,487.9
   2008                               4.8                --                4.8
   2009                               1.5                --                1.5
   2010                              81.7                --               81.7
   2011                           2,003.1             947.5            2,950.6
   -----------------------------------------------------------------------------
   (1) Where applicable, principal repayments reflect foreign exchange rates at March 31, 2007.
   -----------------------------------------------------------------------------

7.4 LIQUIDITY AND CAPITAL RESOURCE MEASURES

   -------------------------------------------------------------------------------------------------------------
   As at, or 12-month periods ended, March 31                          2007           2006           Change
   -------------------------------------------------------------------------------------------------------------

   COMPONENTS OF DEBT AND COVERAGE RATIOS (1) ($ MILLIONS)
   -------------------------------------------------------
   Net debt (including securitized accounts receivables)            6,178.6        6,132.7             45.9
   Total capitalization                                            12,981.5       12,954.7             26.8

   EBITDA - excluding restructuring costs                           3,547.7        3,363.0            184.7
   Net interest cost                                                  495.3          611.7           (116.4)

   DEBT RATIOS
   -----------
   Fixed-rate debt as a proportion of
      total indebtedness (%)                                           98.9           92.3           6.6 pts
   Average term to maturity of debt (years)                             5.0            5.2             (0.2)

   Net debt to total capitalization (%) (1)                            47.6           47.3           0.3 pts
   Net debt to EBITDA - excluding restructuring costs(1)                1.7            1.8             (0.1)

   COVERAGE RATIOS (1)
   -------------------
   Interest coverage on long-term debt                                  3.8            2.6              1.2
   EBITDA - excluding restructuring costs interest coverage             7.2            5.5              1.7

   OTHER MEASURES
   --------------
   Free cash flow ($ millions) (2) - 12-month trailing              1,416.5        1,521.6           (105.1)
   Dividend payout ratio (%) (1)                                         46             59          (13) pts
   -------------------------------------------------------------------------------------------------------------
   (1) See Section 11.4 Definition of liquidity and capital resource measures.
   (2) See Section 11.2 Free cash flow for the definition.
   -------------------------------------------------------------------------------------------------------------

Net debt and total capitalization are calculated on a basis generally consistent with the Company's credit agreements. Net debt excludes accumulated comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt. Total capitalization also excludes accumulated other comprehensive income. See
Section 11.4.

Total capitalization increased from higher retained earnings net of lower share capital. The net debt to EBITDA ratio measured at March 31, 2007 improved primarily as a result of higher EBITDA excluding restructuring costs. The average term to maturity of debt of 5 years at March 31, 2007 represents an increase from 4.5 years at December 31, 2006 due to the debt issue and repayment of bank facilities in the first quarter of 2007. Substantially all debt is on a fixed-rate basis.

Interest coverage on long-term debt improved by 0.6 because of lower interest expenses, and improved by 0.6 because of increased income before taxes and interest expense. The EBITDA interest coverage ratio improved by 0.3 due to lower net interest cost and improved by 1.4 due to higher EBITDA (excluding restructuring costs). The decrease in 12-month trailing free cash flow resulted from higher capital expenditures and lower recoveries of income tax and related interest, net of improved EBITDA before share-based compensation and lower interest paid. The dividend payout ratio at March 31, 2007 was within the target guideline of 45 to 55% for sustainable net earnings as the charge for adding the net-cash settlement feature for option awards granted prior to 2005 in the first quarter of 2007 was generally offset by positive tax impacts in the last nine months of 2006. The dividend payout ratio at March 31, 2006 was above the guideline because income for the 12-month trailing period included after-tax costs for the 2005 labour disruption.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



The Company's strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.

TELUS' long-term financial policies and guidelines are:

o  Net debt to total capitalization of 45 to 50%;
o  Net debt to EBITDA of 1.5 to 2.0 times; and
o  Dividend payout ratio of 45 to 55% of sustainable net earnings.

7.5 CREDIT FACILITIES

On March 2, 2007, the Company closed a new five-year $2 billion credit facility with a syndicate of 18 financial institutions. The new facility replaced $1.6 billion of existing credit facilities, of which $800 million would have expired in 2008 and $800 million would have expired in 2010. The new facility may be used for general corporate purposes including the backstop of commercial paper, which could be part of the refinancing of the $1.5 billion of TELUS notes coming due in June 2007. The new facility has no substantial changes in terms and conditions other than reduced pricing and extended term, which reflects favourable market conditions and TELUS' financial position. Notably, the May 2012 maturity date of the new credit facility extends beyond the maturity date of TELUS' June 2011 Notes.

TELUS had available liquidity from unutilized credit facilities of nearly $2 billion at March 31, 2007.


  TELUS CREDIT FACILITIES AT MARCH 31, 2007
 ------------------------------------------------------------------------------------------------------------------
  ($ in millions)                                                                      Outstanding
                                                                                     undrawn letters
                                                 Expiry             Size    Drawn      of credit        Available
 ------------------------------------------------------------------------------------------------------------------
 Five-year revolving facility (1)             May 1, 2012        2,000.0       --           100.1         1,899.9
 Other bank facilities                                 --           77.5       --             3.0            74.5
 ------------------------------------------------------------------------------------------------------------------
 Total                                                 --        2,077.5       --           103.1         1,974.4
 ==================================================================================================================
 (1) Canadian dollars or U.S. dollar equivalent.
 ------------------------------------------------------------------------------------------------------------------

TELUS' revolving credit facility contains customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at March 31,
2007) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 7.2:1 at March 31, 2007) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS' credit facility is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 ACCOUNTS RECEIVABLE SALE

On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, and November 30, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.

TCI is required to maintain at least a BBB (low) credit rating by DBRS or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of May [1], 2007. The balance of proceeds from securitized receivables was $150 million on March 31, 2007, a decrease of $350 million from December 31, 2006. In comparison, the balance of proceeds from securitized receivables on March 31, 2006 was $400 million.

7.7 CREDIT RATINGS

In the first quarter of 2007, two credit rating agencies upgraded their ratings for TELUS. On February 26, 2007, Moody's Investors Services upgraded its rating for TELUS by one level to Baa1 (equivalent to BBB+) and assigned an outlook of stable. On March 5, 2007, DBRS upgraded the rating of TELUS notes to A (low) from BBB (high) and confirmed its A (low) ratings for TCI, all with a stable trend. In addition, DBRS confirmed its preliminary rating of R-1 (low) for TELUS' planned commercial paper program.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



    ----------------------------------------------------------------------------
    CREDIT RATING SUMMARY          DBRS(1)     S&P(1)    MOODY'S((1))   FITCH(1)
    ----------------------------------------------------------------------------

    TELUS CORPORATION
      Senior bank debt             --          --        --             BBB+
      Notes                        A (low)     BBB+      Baa1           BBB+
      Commercial paper             R-1 (low)   --        --             --

    TELUS COMMUNICATIONS INC.
      Debentures                   A (low)     BBB+      --             BBB+
      Medium-term notes            A (low)     BBB+      --             BBB+
      First mortgage bonds         A (low)     A-        --             --
    ----------------------------------------------------------------------------
    (1) Outlook or trend stable.
    ----------------------------------------------------------------------------

7.8 FINANCIAL INSTRUMENTS; COMMITMENTS AND CONTINGENT LIABILITIES

     Financial instruments (Note 4 of the interim Consolidated financial statements)

The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring accounts payable, short-term obligations, long-term debt, interest rate swap agreements, share-based compensation cost hedges, as further discussed in Note 10(b)-(c) of the interim Consolidated financial statements, and foreign exchange hedges.

Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.

The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

The fair values of the Company's derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.

The effect of the adoption of comprehensive income on the Company's derivatives was to record them at their fair values rather than at their carrying amounts. The primary change was in derivatives classified as held for hedging and used to manage interest rate and currency risks associated with U.S. dollar denominated debt, as shown in the table below.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


   ---------------------------------------------------------------------------------------------------------------------
   As at                                                                MARCH 31, 2007            December 31, 2006
   ---------------------------------------------------------------------------------------------------------------------
   ($ millions)                                Hedging item
                                                 maximum         Carrying                    Carrying
                                               maturity date      amount      Fair value     amount        Fair value
   ---------------------------------------------------------------------------------------------------------------------
                                                                                                          (adjusted -
                                                                                                            Note 2(b))
   ---------------------------------------------------------------------------------------------------------------------
  LIABILITIES
     Long-term debt
      Principal (Note 15)                                        5,664.1       6,283.0        4,908.2          5,535.9
      Derivatives(1)(2) classified as held
       for hedging and used to manage
       interest rate and currency risks
       associated with U.S. Dollar
       denominated debt (Note 15(b))
       - Derivative asset                        June 2007         (32.3)                      (40.4)
       - Derivative liability
         - Current                               June 2007         171.9                       165.8
         - Non-current                           June 2011         947.5                       710.3
                                                                 -----------                 ----------
                                                                 1,087.1                       835.7
       - Interest payable                                           26.2                         6.3
                                                                 -----------                 ----------
       Net                                                       1,113.3       1,113.3         842.0           1,090.6
      Derivatives(1)(2) used to manage
       interest rate risk associated with
       planned refinancing of debt maturing
       June 1, 2007                              June 2007            --            --            --               6.5
   ---------------------------------------------------------------------------------------------------------------------
                                                                 6,777.4       7,396.3       5,750.2           6,633.0
   ---------------------------------------------------------------------------------------------------------------------
   (1) Notional amount of all derivative financial instruments outstanding is $5,030.9 (December 31, 2006 - $5,138.6).
   (2) Designated as cash flow hedging items.
   ---------------------------------------------------------------------------------------------------------------------

     Commitments and contingent liabilities (Note 17 of the interim Consolidated financial statements)

The Company has a $36.1 million liability recorded for outstanding commitments under its restructuring programs as at March 31, 2007. The Company's commitments and contingent liabilities have not changed significantly in the three-month period ended March 31, 2007. Changes to maturities of long-term debt as a result of financing activities in the first quarter of 2007 were described in Section
7.3 above.

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's Consolidated financial position, excepting the items enumerated in Note 17(c) of the interim Consolidated financial statements.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



7.9 OUTSTANDING SHARE INFORMATION

The following is a summary of the outstanding shares for each class of equity at March 31, 2007 and at April 20, 2007. In addition, for April 20, 2007 the total number of outstanding and issuable shares is presented assuming full conversion of outstanding options as well as options not yet granted, but for which shares have been reserved.

 -------------------------------------------------------------------------------

 Class of equity security                Common      Non-Voting     Total
 (millions of shares)                    Shares        Shares      shares
 -------------------------------------------------------------------------------

 Common equity
    Outstanding shares at March 31
    and April 20, 2007                    176.7        157.7        334.4    (1)

    Options outstanding and
    issuable(2)(3) at April 20, 2007        0.6         16.8         17.4
 -------------------------------------------------------------------------------

    Outstanding and issuable
    shares at April 20, 2007              177.3        174.5        351.8
 ===============================================================================
 (1) For the purposes of calculating diluted earnings per share, the number of shares for the first quarter of 2007 was 340.5.
 (2) Assuming full conversion and ignoring exercise prices.
 (3) Not reduced for any options that may have been forfeited or expired in the period April 1 to April 20, 2007.
 -------------------------------------------------------------------------------

8.     CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY DEVELOPMENTS

8.1  CRITICAL ACCOUNTING ESTIMATES

TELUS' critical accounting estimates are described Section 8.1 of its 2006 Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 ACCOUNTING POLICY DEVELOPMENTS (Note 2 of the interim Consolidated financial statements)

Accounting policies are consistent with those described in Note 1 of TELUS' 2006 Consolidated financial statements other than as set out below.

     Convergence with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be approximately five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008.

Canadian GAAP will be converged with International Financial Reporting Standards through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to International Financial Reporting Standards; and standards not subject to a joint-convergence project will be exposed in an omnibus manner.

As this convergence initiative is very much in its infancy as of the date of these Consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.

     Comprehensive income

Overview: Commencing with the Company's 2007 fiscal year, the recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook
Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments.

The majority of the impact on the Company of adopting the other comprehensive income and related standards currently arises from the Company's cross currency interest rate swap agreements, as discussed further in Note 15(b) of the interim Consolidated financial statements, and, to a lesser extent, the cash-settled equity forward agreements that the Company entered into in respect of share-based compensation, as discussed further in Note 10(c) of the interim Consolidated financial statements.

In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, an amount (the hedge value) is recorded in the Consolidated Balance Sheets in respect of the value of the hedging items. The difference between the hedge value that would be recorded on the consolidated balance sheet subsequent to, and prior to, the adoption of the newly applied CICA recommendations, in respect of the U.S. Dollar denominated long-term debt

TELUS Corporation - Management's discussion and analysis - 2007 Q1 future cash flows, is the difference between the fair value of the hedging items and the hedging asset or liability necessary to recognize the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items. This is illustrated in the following table:

   ------------------------------------------------------------------------------------------------------------------------
      As at ($ millions)                                       March 31, 2007                    December 31, 2006
   ------------------------------------------------------------------------------------ -----------------------------------
                                                    2007 Notes   2011 Notes    Total    2007 Notes    2011 Notes     Total
   ------------------------------------------------------------------------------------------------------------------------
   Canadian dollar equivalent of principal at
      rates of exchange in hedging items             1,483.3      2,950.5     4,433.8    1,483.3      2,950.5      4,433.8
   Canadian dollar equivalent of principal at
      balance sheet date rate of exchange            1,348.9      2,219.8     3,568.7    1,357.9      2,240.2      3,598.1
   ------------------------------------------------------------------------------------------------------------------------
   Hedge value necessary to reflect rates of
      exchange in hedging items                        134.4        730.7       865.1      125.4        710.3        835.7
   Difference arising from newly applied CICA
      recommendations(1)                                 5.2        216.8       222.0       14.2        250.8        265.0
   ------------------------------------------------------------------------------------------------------------------------
   Fair value of hedging items                         139.6        947.5     1,087.1      139.6        961.1      1,100.7
   ------------------------------------------------------------------------------------------------------------------------
   (1) The amounts as at December 31, 2006, are included in the transitional adjustments set out in Note 16(d).
   ------------------------------------------------------------------------------------------------------------------------

Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in Note 19(g) of the interim Consolidated financial statements is largely aligned with comprehensive income as prescribed by Canadian GAAP, other than for pension accounting impacts. In the Company's specific instance, U.S. GAAP includes, in respect of pension and other defined benefit plans, the difference between the net funded status of the plans and the net accrued benefit asset or liability; Canadian GAAP does not include this currently, but an exposure draft from Canada's Accounting Standards Board issued in March 2007 proposes changes that would eliminate this difference no later than December 31, 2007.

Implementation and application: In the Company's specific instance, the transitional rules for these sections generally require prospective implementation at the beginning of a fiscal year (the exception being in respect of the cumulative foreign currency translation adjustment, which is retrospectively adjusted for at the beginning of the fiscal year of adoption).

Costs of issuing debt securities, less amortization, are now netted against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification from deferred charges to long-term debt of $19.9 million as at December 31, 2006. Prior to 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method, which was prospectively applied.

In the further implementation of these recommendations, the Company has chosen to recognize as an asset or liability all embedded derivative instruments that exist as at January 1, 2007, and that are required to be separated from their host contract. The Company has selected this method so that there is no unnecessary difference from the application of U.S. GAAP.

In the ongoing application of these recommendations, the Company was required to select from a number of pertinent alternative acceptable accounting principles and methods and the Company has made the following selections:

  -------------------------------------------------------------------------------------------------------------------------------
   Financial instrument                     Classified as
                                            available for
                                           sale or held as      Classified as
                                          part of a hedging       held for
                                            relationship(1)      trading(1)(2)     Company's reason for classification selection
  -------------------------------------------------------------------------------------------------------------------------------
   Short-term marketable security                                     X            The Company has selected this
   investments(3) held as                                                          method as it better reflects
   at January 1, 2007                                                              management's investment intentions
    -----------------------------------------------------------------------------------------------------------------------------
   Long-term investments(3) held                  X                                The Company has selected classification
   as at January 1, 2007                                                           as available for sale as it better
                                                                                   reflects management's investment intentions
  -------------------------------------------------------------------------------------------------------------------------------

   Stand-alone derivatives which                  X                                The Company believes that classification
   are a part of an established                                                    as held for hedging results in a better
   and documented hedging relationship                                             matching of the change in the fair value
                                                                                   with the risk exposure being hedged
  -------------------------------------------------------------------------------------------------------------------------------
   (1)   The distinction between classification as available for sale (or held as part of a hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available for sale, or held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.
   (2)   Certain financial instruments that are not required to be classified as held for trading, may be classified as held for trading if the Company so chooses.
   (3)   In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.
  -------------------------------------------------------------------------------------------------------------------------------

TELUS Corporation - Management's discussion and analysis - 2007 Q1



o Accounts receivable available for sale to an arm's-length securitization trust are accounted for as loans and receivables. The Company has selected this method for accounting efficiency.
o Regular-way purchases or sales, which are those that are not net-settled, of financial assets or financial liabilities are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.
o Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.
o In respect of hedges of anticipated transactions, which in the Company's specific instance currently relates to inventory purchase commitments, hedge gains/losses which will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

Effects disclosure: The effects of the application of Handbook Sections 1530, 3855 and 3865 on the Company's results of operations and retained earnings for the three-month period ended March 31, 2007 and financial position at March 31, 2007 are enumerated in Note 2(b) of the interim Consolidated financial statements.

     Income taxes arising from partnership income

In mid-2006, Canada's Accounting Standards Board's Emerging Issues Committee issued a Draft Abstract regarding the accounting for income taxes related to entities that consolidate partnership interests that have a different year end than the consolidating entity. The Company has applied the guidance therein contained through its 2006 year end. In March 2007, the Emerging Issues Committee issued a revised Draft Abstract (RD59) which changed the approach to determination of the classification of future income taxes between current and non-current and the Company has retrospectively applied the guidance therein contained, which has, in the Company's specific current instance, the net effect of increasing the current portion of future income tax liabilities. The consolidated balance sheet reclassification is as set out in Note 2(c) of the interim Consolidated financial statements.

     Financial instruments - disclosure and presentation

Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures and presentation (CICA Handbook
Section 3862) will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company is assessing how it will be affected by these new recommendations.

9.     ANNUAL GUIDANCE FOR 2007

     Guidance confirms annual financial and operating targets for 2007

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as
Section 10: Risks and risk management of TELUS' 2006 Management's discussion and analysis and this report.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


Management has confirmed the 12 financial and operating targets set out in its 2006 annual Management's discussion and analysis. In addition, clarification has been provided for the impacts of introducing a net-cash settlement feature for share option awards granted prior to 2005, which were specifically excluded from the EBITDA and earnings per share guidance and targets.

--------------------------------------------------------------------------------
                                                      Confirmed guidance and
                                                     original targets for 2007
--------------------------------------------------------------------------------
CONSOLIDATED
  Revenues                                          $9.175 to $9.275 billion

  EBITDA (1) (as adjusted) (2)                      $3.725 to $3.825 billion

  Earnings per share - basic (as adjusted) (3)           $3.25 to $3.45

  Capital expenditures                               Approx. $1.75 billion

--------------------------------------------------------------------------------
WIRELINE SEGMENT
  Revenue (external)                                 $4.85 to $4.9 billion

  EBITDA (as adjusted) (2)                          $1.775 to $1.825 billion

  Capital expenditures                                Approx. $1.2 billion

  High-speed Internet net additions                    More than 135,000
--------------------------------------------------------------------------------
WIRELESS SEGMENT
  Revenue (external)                                $4.325 to $4.375 billion

  EBITDA (as adjusted) (2)                           $1.95 to $2.0 billion

  Capital expenditures                                Approx. $550 million

  Wireless subscriber net additions                    More than 550,000
--------------------------------------------------------------------------------
 (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA), alternatively calculated as Operating revenues less Operations expense less Restructuring costs.
 (2) Excluding a cash-settled share option expense of approximately $180 million in 2007 for introducing the net-cash settlement feature, of which, approximately $155 million is in wireline and approximately $25 million is in wireless.
 (3) Excluding an after-tax charge per share of approximately $0.33 for introducing the net-cash settlement feature.
------------------------------------------------------------------------------


The following key assumptions were made at the time the original targets for 2007 were announced in December 2006. Management believes the assumptions remain reasonable.

    -----------------------------------------------------------------------------------------------------------------------------
     KEY ASSUMPTION FOR 2007 TARGETS                                ACTUAL RESULT FOR THE YEAR TO-DATE

    -----------------------------------------------------------------------------------------------------------------------------
    Canadian real GDP growth of 2.7% (revised to 2.8%)              The Conference Board of Canada recently issued a
                                                                    revised estimate of 2.8% for 2007

    Increased wireline competition in both business and consumer    Cable-TV competitors have begun to market VoIP services
    markets, particularly from cable-TV and VoIP companies          to home office type business in some communities

    Forbearance for local retail wireline services in major         Assumption unchanged with the recent Federal Cabinet
    urban markets by the second half of 2007                        Order-in-Council that simplified the conditions for
                                                                    regulatory forbearance. See Section 10.1 Regulatory

    No further price cap mandated consumer price reductions         The CRTC's decision on the parameters for the next
                                                                    price cap period was announced on April 30,
                                                                    2007. See Section 10.1 Regulatory

    Canadian wireless industry market penetration gain              TELUS' gross additions and net additions in the
    of 4.5 to five percentage points                                first quarter of 2007 were consistent with this assumption

    TELUS would record approximately $50 million of                 Updated. Restructuring costs are currently not
    restructuring expenses                                          expected to exceed $50 million in 2007

    TELUS' statutory income tax rate is expected to                 Assumption unchanged. See Section 5: Consolidated
    be 33 to 34% and minimal cash tax payments in 2007              results from operations - Income taxes

    A discount rate of 5.0% and expected long-term average          Assumptions unchanged
    return of 7.25% for pension accounting

    Average shares outstanding of 330 to 335 million                Average shares outstanding were 337.1 million in the
    shares for the full year                                        first quarter of 2007, a decrease of about 3.5%
                                                                    from the same period in 2006 that is in range of
                                                                    the 2.5 to 4% reduction implied by thekey assumption
                                                                    for the full year
    -----------------------------------------------------------------------------------------------------------------------------

TELUS continues to have long-term policy guidelines for Net debt to total capitalization, Net debt to EBITDA and dividend payout, described in Section
7.4. The 2007 confirmed guidance is in compliance with these policy guidelines.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



10.    RISKS AND RISK MANAGEMENT

The following are significant updates to the risks described in Section 10 of TELUS' 2006 Management's discussions and analyses.

10.1 REGULATORY

The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

     Local forbearance

In March 2007, the CRTC issued Decision 2007-18 approving forbearance from regulation of local residential services in Fort McMurray, Alberta, subject to TELUS demonstrating that it has met 14 competitor quality-of-service criteria. On April 4, 2007, the Federal Government issued an Order-in-Council that varied the conditions for forbearance in CRTC's Decision 2006-15 Forbearance from regulation of retail local exchange services. Among other provisions, the Order-in-Council abolished the 25% market share loss threshold, but retained the requirement for incumbent local exchange carriers (ILECs) to meet each of nine competitor quality-of-service standards averaged over six months for all competitors (compared with the previous requirement to meet each of 14 quality-of-service standards for six consecutive months). The Order-in-Council also eliminated restrictions on winback activities and changed the definition of a local market from a broader local forbearance region to a local exchange.

For business services, application for forbearance can now be made where there is a choice of facilities-based phone providers. For consumer services, application for forbearance can now be made in any retail local exchange market that has at least three competitors with their own infrastructure - typically the ILEC, a wireless carrier not affiliated with the ILEC and a cable-TV company offering VoIP services.

The CRTC will have up to 120 days to issue a decision on a forbearance application and will give precedence initially to applications for the largest Canadian metropolitan areas, which for TELUS are Vancouver, Calgary and Edmonton. The Company expects to demonstrate that the conditions for forbearance have been met in many of the large centres in its incumbent territories and has filed forbearance applications for Victoria, Vancouver, Calgary, Edmonton and Rimouski. TELUS expects to have more flexibility in the marketing of products and services in forborne markets as a result these changes.

     Price cap regulation

On March 14, 2007, the CRTC issued Telecom Decision CRTC 2007-15 denying Barrett Xplore Inc.'s application to review and vary the Commission's 2006 deferral account ruling that allowed TELUS to use deferral accounts funds for the expansion of broadband services for rural and remote areas. In February, the Federal Cabinet denied a related appeal by Barrett.

The CRTC is expected move ahead with the examination of TELUS' broadband expansion proposal. However, the deferral account ruling continues to be subject to challenges in the Federal Court of Appeal by consumer groups and Bell Canada. The Company expects the Federal Court to hear the deferral account appeals launched by these parties (now unified into one proceeding) later this year. TELUS is intervening in the court appeal process to preserve its discretion to spend the deferral account funds on broadband expansion plans.

On April 30, 2007, the CRTC issued its decision on the parameters in effect for the next price cap period beginning June 2007. The decision confirmed the Company's assumption of no further residential non-high cost serving area mandated price reductions. The Company continues to assess the overall impact of the Price Cap decision.

     Wireless number portability (WNP)

Phase one of WNP (sometimes referred to as local number portability, or LNP) was implemented successfully on March 14, 2007 in the majority of populated centres in Canada by Canadian wireless carriers, including TELUS. Implementation of WNP in remaining areas is mandated for September 2007. With the implementation of WNP in 2007, Canada is the second country in the world after the United States to offer complete number portability: wireless-to-wireless, wireless-to-wireline and wireline-to-wireless. WNP could lead to an increase in migration of network access lines to wireless services, increased wireless subscriber churn and/or additional customer retention costs for the Company, as well as present opportunities to TELUS to market more effectively in the business/enterprise market in Central Canada where TELUS has a lower market share than its competitors. There can be no assurance that this will be the case.

     Review of certain Phase II costing issues

The CRTC initiated a proceeding (Public Notice 2007-4) in March 2007 to review cost calculation methods, referred to as Phase II costs, for regulated telecommunications services provided by ILECs and cable companies. The proceeding is expected to last until the fourth quarter of 2007, with a decision not expected until the first quarter of 2008. TELUS has

TELUS Corporation - Management's discussion and analysis - 2007 Q1 proposed that Phase II costs continue to follow general principles of causality, that all forward looking costs need to be categorized appropriately, and that costs should based on individual company measurements. Unless the CRTC determines otherwise on all these proposals, the outcome of this proceeding would not be expected to have a material adverse impact on TELUS in the near term.

     Regulation of telecommunications wholesale services

The CRTC initiated a proceeding (Public Notice 2006-14) in November 2006 to review the regulatory framework for telecommunications wholesale services. This proceeding is expected to last until the fourth quarter of 2007, with a decision not expected until the second quarter of 2008. TELUS has proposed that the regulatory framework for wholesale services should be revamped in order to align with the Governor in Council's Policy Direction to the CRTC. Unless the CRTC determines otherwise, the outcome of this proceeding would not be expected to have a material adverse impact on TELUS in the near-term.

10.2  HUMAN RESOURCES

     Collective bargaining at TELUS Quebec

Two collective agreements between TELUS Quebec and the Syndicat des agents de maitrise de TELUS covering professional and supervisory team members in Quebec expired on March 31, 2007. The parties continue to negotiate to achieve a new collective agreement.

10.3  PROCESS RISKS

     TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance and efficiency programs

TELUS converted a large number of wireline consumer customers in Alberta to new billing system in late-March 2007. Additional phases of development and conversion are planned over the next several years. The new system included re-engineered processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and, in itself, presents implementation risks due to the complexity of the implementation task and resource constraints, as well as reliance on newly developed third party software code. There can be no assurance that this undertaking will not negatively impact, on a temporary or extended basis, TELUS' customer service levels, competitive position and financial results. As well, significant time delays in implementing this system, or system instability, could negatively impact TELUS' competitive ability to quickly and effectively launch new products, services and promotions; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.

11. RECONCILIATION OF NON-GAAP MEASURES AND DEFINITION OF KEY OPERATING
    INDICATORS

11.1 EARNINGS BEFORE INTEREST TAXES DEPRECIATION AND AMORTIZATION (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants - see Section 11.4 EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a non-cash charge for introducing a net-cash settlement feature for share option awards granted prior to January 1, 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance (see Section 9).

   -----------------------------------------------------------------------------
                                                       QUARTERS ENDED MARCH 31
   ($ millions)                                         2007            2006
   -----------------------------------------------------------------------------
   NET INCOME                                          194.8            210.1
     Other expense (income)                              3.8             4.3
     Financing costs                                   117.6           127.0
     Income taxes                                       79.3            116.1
     Non-controlling interest                            1.5             2.1
   -----------------------------------------------------------------------------
   OPERATING INCOME                                    397.0           459.6
     Depreciation                                      317.7           339.2
     Amortization of intangible assets                  49.6            63.9
   -----------------------------------------------------------------------------
   EBITDA                                              764.3           862.7
   Add back: Non-cash charge in 2007 for
   introducing a net-cash settlement
   feature for options granted prior to 2005           173.5               --
   =============================================================================
   EBITDA (AS ADJUSTED)                                937.8           862.7
   =============================================================================

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies and is subject to the potential comparability issues of EBITDA described above. EBITDA (as adjusted) less capital expenditures provides a basis for comparing the 2007 measure to 2006.

   -----------------------------------------------------------------------------
                                                       QUARTERS ENDED MARCH 31
   ($ millions)                                         2007            2006
   -----------------------------------------------------------------------------
   EBITDA                                              764.3           862.7
   Capital expenditures (Capex)                       (381.9)         (320.5)
   -----------------------------------------------------------------------------
   EBITDA LESS CAPITAL EXPENDITURES                    382.4           542.2
   Add back: Non-cash charge in 2007 for
   introducing a net-cash settlement
   feature for options granted prior to 2005           173.5              --
   -----------------------------------------------------------------------------
   EBITDA (AS ADJUSTED) LESS CAPITAL EXPENDITURES      555.9           542.2
   =============================================================================

11.2 FREE CASH FLOW

The Company reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

TELUS Corporation - Management's discussion and analysis - 2007 Q1



The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

   -----------------------------------------------------------------------------
                                                         QUARTERS ENDED MARCH 31
   ($ millions)                                            2007         2006
   -----------------------------------------------------------------------------

   CASH PROVIDED BY OPERATING ACTIVITIES                  460.6        673.1
   CASH (USED) BY INVESTING ACTIVITIES                   (392.3)      (316.1)
   -----------------------------------------------------------------------------

                                                           68.3        357.0

   Net employee defined benefit plans expense              24.0          1.6
   Employer contributions to employee
      defined benefit plans                                33.9         30.5
   Amortization of deferred gains on sale-leaseback
      of buildings, amortization of deferred charges
      and other, net                                        9.1        (15.9)
   Reduction (increase) in securitized
      accounts receivable                                 350.0        100.0
   Non-cash working capital changes except changes
      in taxes, interest, and securitized
      accounts receivable, and other                      (14.9)       166.8
   Proceeds from the sale of property
      and other assets                                       --         (7.4)
   Other investing activities                              10.4          3.0
   -----------------------------------------------------------------------------
   FREE CASH FLOW                                         480.8        635.6
   =============================================================================


The following shows management's calculation of free cash flow.

   -----------------------------------------------------------------------------
                                                        QUARTERS ENDED MARCH 31
   ($ millions)                                          2007           2006
   -----------------------------------------------------------------------------

   EBITDA                                               764.3          862.7

   Donations and securitization fees included in
      Other expense                                      (9.3)          (4.5)
   Restructuring costs net of cash payments             (17.0)         (15.6)
   Share-based compensation                             138.6            8.4
   Cash interest paid                                   (23.6)         (13.1)
   Cash interest received                                 1.9           22.5
   Income taxes received (paid), less investment
      tax credits received that were previously
      recognized in either EBITDA or capital
      expenditures, and other                             7.8           95.7
   Capital expenditures                                (381.9)        (320.5)
   -----------------------------------------------------------------------------
   FREE CASH FLOW                                       480.8          635.6
   =============================================================================

11.3  DEFINITION OF KEY OPERATING INDICATORS

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

AVERAGE REVENUE PER SUBSCRIBER UNIT PER MONTH (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

CHURN PER MONTH is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

COST OF ACQUISITION (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA PER GROSS SUBSCRIBER ADDITION is calculated as cost of acquisition divided by gross subscriber activations during the period.

COA PER GROSS SUBSCRIBER ADDITION TO LIFETIME REVENUE is calculated as cost of acquisition for new subscribers divided by expected lifetime revenue of the subscriber base, expressed as a percentage.

EBITDA EXCLUDING COA is a measure of operational profitability normalized for the period costs of adding new customers. COA was $129.5 million and $117.9 million, respectively, for the first quarter of 2007 and 2006.

LIFETIME REVENUE PER SUBSCRIBER is calculated as ARPU divided by the churn per month. The metric provides a means of estimating the average total revenue expected from the subscriber base.

TELUS Corporation - Management's discussion and analysis - 2007 Q1




RETENTION SPEND TO NETWORK REVENUE represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4  DEFINITION OF LIQUIDITY AND CAPITAL RESOURCE MEASURES

DIVIDEND PAYOUT RATIO is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

EBITDA - EXCLUDING RESTRUCTURING COSTS is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $55.8 million and $61.2 million, respectively, for the twelve-month periods ended March 31, 2007 and 2006.

EBITDA - EXCLUDING RESTRUCTURING COSTS INTEREST COVERAGE is defined as EBITDA excluding restructuring costs divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

FUNDED DEBT, in general terms, is borrowed funds less cash on hand as defined in the Company's bank agreements.

INTEREST COVERAGE ON LONG-TERM DEBT is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending March 31, 2006 includes losses on redemption of long-term debt. The 12-month periods ended March 31, 2007 and 2006 also include accruals for estimated costs to settle a lawsuit.

NET DEBT is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

   ---------------------------------------------------------------------------------------------
                                                          As at          As at          As at
                                                         March 31       Dec. 31        March 31
   ($ millions)                                            2007           2006           2006
   ---------------------------------------------------------------------------------------------
   Long-term debt                                        5,664.1        4,908.2        4,566.8
   Debt issuance costs netted against long-term debt        33.4           19.9           22.1
   Deferred hedging liability, net                       1,087.1          838.5        1,142.7
   Accumulated other comprehensive income amounts
   arising from financial instruments used to manage
   interest rate and currency risks associated
   with U.S. Dollar denominated debt                      (222.0)            --             --
   ---------------------------------------------------------------------------------------------
   DEBT                                                  6,562.6        5,766.6        5,731.6
   Cash and temporary investments                         (534.0)          11.5            1.1
   Securitized accounts receivable                         150.0          500.0          400.0
   ---------------------------------------------------------------------------------------------
   NET DEBT                                              6,178.6        6,278.1        6,132.7
   =============================================================================================

The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

NET DEBT TO EBITDA - EXCLUDING RESTRUCTURING COSTS is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS' guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA is substantially the same as the Leverage Ratio covenant in TELUS' new credit facilities.

NET DEBT TO TOTAL CAPITALIZATION provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

NET INTEREST COST is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ending March 31, 2007 and 2006 are equivalent to reported quarterly financing costs over those periods.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



TOTAL CAPITALIZATION excludes Accumulated other comprehensive income, consistent with definitions in the Company's credit facilities.


-------------------------------------------------------------------------------
                                            As at          As at        As at
                                           March 31       Dec. 31      March 31
($ millions)                                 2007           2006         2006
-------------------------------------------------------------------------------
Net debt                                     6,178.6       6,278.1      6,132.7
Non-controlling interests                       25.1          23.6         27.7
Shareholders equity                          6,630.4       6,928.1      6,794.3
Accumulated other comprehensive income         147.4            --           --
-------------------------------------------------------------------------------
Total capitalization                        12,981.5      13,229.8     12,954.7
================================================================================

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2007

                                  TELUS CORPORATION


                                  By:  /s/ Audrey Ho
                                      ---------------------------
                                      Name:  Audrey Ho
                                      Title: Vice President, Legal Services
                                             and General Counsel and Corporate
                                             Secretary